Exhibit 99.2

MEMBERSHIP INTEREST PURCHASE AGREEMENT

BY AND AMONG

DHX SSP Holdings LLC,

DHX Media Ltd.,

AND

SONY MUSIC ENTERTAINMENT (JAPAN) INC.

DATED MAY 13, 2018

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TABLE OF CONTENTS
(continued)

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TABLE OF CONTENTS
(continued)

EXHIBITS

Exhibit A – Console Game Agreement

Exhibit B – Balance Sheet Calculations

Exhibit C – Filmed Entertainment Agreement

Exhibit D – Mobile Game License Agreement

Exhibit E – Peanuts Licensing and Syndication Agreement Amendment

Exhibit F – Amended and Restated Operating Agreement

Exhibit G – Contribution Agreement

Exhibit H – Joinder Agreement to the Peanuts Operating Agreement

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MEMBERSHIP INTEREST PURCHASE AGREEMENT

This MEMBERSHIP INTEREST PURCHASE AGREEMENT (this “Agreement”) is dated and entered into as of May 13, 2018 by and among DHX SSP Holdings LLC, a limited liability company organized under the Laws of the State of Delaware (“Seller”), and, solely for purposes of Section 3.3, DHX Media Ltd., a corporation organized under the Laws of Canada (“DHX”), on the one hand, and Sony Music Entertainment (Japan) Inc., a corporation organized under the Laws of Japan (“Purchaser”), on the other hand. Unless otherwise expressly provided to the contrary, all capitalized terms used in this Agreement shall have the meanings ascribed to such terms in Section  1.1 of this Agreement.

W I T N E S E T H:

WHEREAS, prior to the Closing Date, pursuant to the DHX Contribution Documents, the Peanuts Interests will be contributed and transferred from Seller to Newco (the “DHX Contribution”);

WHEREAS, following the consummation of the DHX Contribution, Newco will own 80% of the issued and outstanding common units of Peanuts Holdings LLC (the “Peanuts Interests”), a limited liability company organized under the Laws of the State of Delaware (the “Company”);

WHEREAS, upon the terms and subject to the conditions of this Agreement, the parties hereto desire that Purchaser purchase, and that Seller sell, transfer, convey and assign to Purchaser, 490 Units (as defined in the Newco Operating Agreement), which represent a 49% membership interest in Newco (the “Newco Interest”) and shall constitute a 39.2% indirect interest in the Company; and

WHEREAS, as a material inducement to Purchaser to enter into this Agreement, DHX is providing a guaranty in favor of Seller, pursuant to which DHX is guaranteeing certain payment obligations of Seller under this Agreement, including in respect of any obligation of Seller to pay monetary damages to Purchaser in connection with any breach by Seller of this Agreement.

NOW, THEREFORE, in consideration of the premises and of the mutual covenants, representations, warranties and agreements herein contained, the parties, intending to be legally bound, agree as follows:

Article I

Definitions; Construction

1.1               Defined Terms.

When used in this Agreement, the following terms shall have the respective meanings specified therefor below:

“Affiliate” of any Person shall mean any other Person directly or indirectly controlling, controlled by, or under common control with, such Person, provided that for the purposes of this definition, “control” (including, with correlative meanings, the terms “controlled by” and “under common control with”), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by Contract or otherwise.

“Balance Sheet” shall mean the unaudited consolidated balance sheet of the Business as at December 31, 2017, as set forth in Section 4.5(a) of the Seller Disclosure Letter.

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“Base Purchase Price” shall mean (a) $185,000,000 or. [* - Potential Base Purchase Price adjustment redacted as commercially sensitive information]

“Beagle Scouts Members” shall have the meaning ascribed to such term in the Peanuts Operating Agreement.

“Business” shall mean the business of the Peanuts Companies, as currently conducted, including owning, exploiting, promoting, advertising and licensing the Peanuts IP Assets, but excluding the Charles M. Schulz Museum and properties and facilities on or around, and related to, the Charles M. Schulz Museum and Snoopy’s Gallery and Gift Shop (including snoopygift.com and snoopystore.com) located in Santa Rosa, California, and the Snoopy Museum located in Tokyo, Japan.

“Business Day” shall mean any day except a Saturday, a Sunday or any other day on which commercial banks are required or authorized to close in Tokyo, Japan, New York, New York or Halifax, Nova Scotia.

“Business Employee” shall mean a Person who is either employed by a Peanuts Company or employed by an Affiliate of a Peanuts Company and allocated to the Business.

“Cash” shall mean cash and cash equivalents, calculated in accordance with IFRS. Cash shall include any deposits in transit but not yet credited to a bank account and shall be reduced by all uncleared issued checks, drafts and wires.

“Closing Indebtedness” shall mean the aggregate amount, if any, of Indebtedness of the Peanuts Companies, determined as of the Closing (without giving effect to the transactions contemplated hereby).

“Closing Working Capital” shall mean an amount equal to Current Assets minus Current Liabilities, determined as of the close of business on the Business Day immediately preceding the Closing Date. The Closing Working Capital can be a positive or a negative amount. For the avoidance of doubt, there shall be no duplication between Closing Indebtedness and Closing Working Capital, and the calculation of Closing Working Capital shall not take into account any Cash.

“Code” shall mean the United States Internal Revenue Code of 1986, as amended.

“Commercial Agreements” shall mean, collectively, (a) the Console Game Agreement, (b) the Filmed Entertainment Agreement, (c) the Mobile Game License Agreement and (d) the Peanuts Licensing and Syndication Agreement Amendment.

“Confidentiality Agreement” shall mean that certain Nondisclosure Agreement, dated as of October 12, 2017, by and between DHX and Sony Corporation of America.

“Console Game Agreement” shall mean an agreement between Purchaser and Peanuts Worldwide LLC, in the form attached hereto as Exhibit A.

“Contract” shall mean any note, bond, mortgage, indenture, guaranty, license, franchise, agreement, contract, lease, commitment, promise or undertaking, and any amendments thereto.

“Copyright” shall mean, throughout the world, all registered and unregistered copyrights and registrations and applications to register the same, all extensions, renewals and reversions related thereto, and all design and database rights recognized by applicable Law, including moral rights of authors.

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“Current Assets” shall mean, without duplication, (a) accounts receivable, (b) prepaid expenses and (c) deposits, but excluding any (1) current and deferred Tax assets, (2) distributions and (3) the portion of any prepaid expense or deposit of which Purchaser will not receive the benefit following Closing, in each case, as determined with respect to the Business in accordance with IFRS applied using the same accounting methods, practices, principles, policies and procedures, with consistent classifications, judgments and valuation and estimation methodologies, that were used in preparing the Balance Sheet and calculated in the manner set forth in Exhibit B attached hereto.

“Current Liabilities” shall mean, without duplication, (a) accounts payable, (b) accrued expenses and (c) current deferred revenue, but excluding any (1) accrued Taxes, (2) deferred Tax liabilities, (3) distributions and (4) Indebtedness, in each case, as determined with respect to the Business in accordance with IFRS applied using the same accounting methods, practices, principles, policies and procedures, with consistent classifications, judgments and valuation and estimation methodologies, that were used in preparing the Balance Sheet and calculated in the manner set forth in Exhibit B attached hereto.

“DHX Contribution Documents” shall mean (i) that certain Contribution Agreement between Seller and Newco and (ii) that certain Joinder Agreement to the Peanuts Operating Agreement, in each case, in the form attached hereto as Exhibits G and H, respectively.

“Equity Interests” of any Person shall mean the shares, membership interests, partnership interests or other equity interests, as applicable, of such Person.

“Filmed Entertainment Agreement” shall mean an agreement between Purchaser and Peanuts Worldwide LLC, in the form attached hereto as Exhibit C.

“GAAP” shall mean generally accepted accounting principles of the United States of America consistently applied, as in effect from time to time.

“Governmental Authorization” shall mean any approval, consent, license, permit, waiver or other authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Entity or pursuant to any Law or Order.

“Governmental Entity” shall mean any United States or non-United States federal, national, state, territory, provincial or local court, arbitral tribunal, administrative agency or commission or other governmental or quasi-governmental authority of any nature (including any governmental agency, branch, department, official, or entity and any court or other tribunal), including any regulatory agency or authority, any securities exchange and any organization or body exercising, or entitled to exercise, any administrative, executive, judicial, legislative, police, regulatory or taxing authority or power of any nature.

“IFRS” shall mean International Financial Reporting Standards, interpretations and the framework adopted by the International Accounting Standards Board, consistently applied, as in effect from time to time.

“Indebtedness” shall mean (a) any indebtedness for borrowed money, (b) any indebtedness evidenced by any note, bond, debenture, or other debt security, (c) any indebtedness pursuant to a guaranty, (d) any indebtedness secured by a Lien, (e) any liability or obligation with respect to interest rate swaps, collars, caps and similar hedging obligations, (f) declared and unpaid dividends, (g) accrued distributions, (h) any obligations in respect of finance leases under IFRS, (i) accrued and unpaid Taxes, and (j) in respect of any of the foregoing obligations, any accrued and unpaid interest on and any prepayment premiums, penalties or similar contractual charges that are triggered by the Closing.

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“Intellectual Property” shall mean, throughout the world, any and all intellectual property rights, including, without limitation, rights in or with respect to (including remedies against infringement thereof and rights of protection of interest therein under the Law of all jurisdictions) any and all of the following: (a) utility and design patents; (b) Trademarks, slogans, design rights (and design registrations), brand names and other indicia of origin, whether registered or unregistered, and all associated goodwill; (c) Copyrights; (d) social network site handles; and (e) all registrations and applications for, and all extensions, renewals and reversions of, any of the foregoing.

“IRS” shall mean the United States Internal Revenue Service.

“Law” shall mean any statute, law, constitution, treaty, ordinance, policy, rule or regulation of any Governmental Entity, any common law principle or doctrine and all judicial interpretations thereof.

“Liabilities” shall mean any and all indebtedness, liabilities and obligations of any nature, whether accrued or fixed, known or unknown, absolute or contingent, liquidated or unliquidated, matured or unmatured or determined or determinable.

“License Agreements” shall mean all Contracts pursuant to which any Peanuts Company licenses, assigns or grants rights under all or any part of the Peanuts IP Assets to another Person.

“Licensed Peanuts Assets” shall mean all Intellectual Property that is used in the Business and that is licensed to a Peanuts Company by any other Person.

“Liens” shall mean any liens, security interests, claims, easements, mortgages, charges, pledges, indentures, deeds of trust, rights of way, encroachments or any other encumbrances and other restrictions or limitations on ownership or use of real or personal property (both tangible and intangible) or irregularities in title thereto, including any title retention device, conditional sale or other security arrangement or collateral assignment.

“Material Adverse Effect” shall mean any change, effect, event, development, fact, condition, circumstance, or occurrence (each, an “Effect”) that, individually or in the aggregate, has had, or would reasonably be expected to have, a material adverse effect on the business, assets, condition (financial or otherwise) or results of operations of the Business, or on the ability of a Person to consummate or perform the purchase and sale of the Newco Interest or any other material transaction contemplated by this Agreement, in each case, as contemplated by, and in accordance with, the terms of this Agreement, provided that no Effect resulting from any of the following shall constitute a Material Adverse Effect or be considered in determining whether a Material Adverse Effect has occurred:

(a)                general economic or political conditions in the United States or in any other country or region in the world in which the Business is operated;

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(b)                conditions or changes in the securities markets, credit markets, currency markets or other financial markets in the United States or any other country or region in the world in which the Business is operated, including (i) interest rates in the United States or any other country or region in the world in which the Business is operated, and exchange rates for the currencies of any such countries, and (ii) any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) generally on any securities exchange or over-the-counter market operating in the United States or any other country or region in the world in which the Business is operated;

(c)                any changes or prospective changes after the date hereof to applicable Laws or interpretations thereof by any Governmental Entity, or to any applicable accounting rules (or interpretations thereof);

(d)                the announcement of this Agreement and the transactions contemplated hereby or any communication by Purchaser of its plans or intentions with respect to the Business or any portion thereof;

(e)                the pendency or consummation of the transactions contemplated by this Agreement or any actions or inactions by Purchaser or Seller or any of their respective Subsidiaries taken or omitted in accordance with this Agreement;

(f)                 any natural or man-made disaster or any acts of terrorism, sabotage, military action or war (whether or not declared), or any escalation or worsening thereof in the United States or in any other country or region in the world in which the Business is operated; or

(g)                any action taken or not taken at the request, or with the written consent or waiver, of Purchaser;

provided that with respect to clauses (a), (b), (c) and (f), to the extent that such Effects do not have a materially disproportionate impact on the Business, relative to other companies in the industries in which the Business is operated.

“Mobile Game License Agreement” shall mean an agreement between Purchaser and Peanuts Worldwide LLC, in the form attached hereto as Exhibit D.

“Newco” shall mean PH Holdings LLC, a limited liability company to be organized under the Laws of the State of Delaware.

“Newco Operating Agreement” shall mean that certain Limited Liability Company Agreement of Newco to be entered into by Seller, as Newco’s sole member.

“Order” shall mean any award, judgment, order, injunction, decree, decision, subpoena, writ, permit or license of any Governmental Entity or any arbitrator.

“Owned IP Assets” shall mean the Intellectual Property owned or purported to be owned by any Peanuts Company, including, without limitation, the Registered Intellectual Property and the Intellectual Property embodied by the Peanuts Software.

“Peanuts Companies” shall mean, collectively, the Company, Peanuts Worldwide LLC, a Delaware limited liability company, and Peanuts Worldwide K.K., a corporation formed under the laws of Japan (each such entity, individually, a “Peanuts Company”).

“Peanuts IP Assets” shall mean all Intellectual Property primarily relating to the “PEANUTS” brand, and the characters, cartoons, comics, comic strips, drawings, artwork, graphics, animation, plots, storylines, dialogues, settings, themes and backgrounds associated with that brand, that is owned by a Peanuts Company, including any of the foregoing that are Owned IP Assets, together with the Licensed Peanuts Assets.

“Peanuts Licensing and Syndication Agreement Amendment” shall mean an amendment to the Peanuts Licensing and Syndication Agreement between Peanuts Worldwide LLC and Sony Creative Products Inc., dated as of September 11, 2009, as amended (the “Sony Agency Agreement”), in the form attached hereto as Exhibit E.

“Peanuts Operating Agreement” shall mean that certain Operating Agreement of the Company, by and among the Company, Beagle Scouts LLC, Icon NY Holdings LLC, Iconix and certain individuals listed on Schedule A thereto, dated as of June 3, 2010, as amended, to which Seller and DHX became parties on June 30, 2017.

“Permits” shall mean all permits, approvals, licenses, authorizations, certificates, rights, exemptions and Orders from Governmental Entities.

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“Permitted Liens” shall mean (a) statutory Liens or other Liens arising in the ordinary course of business (including by operation of Law) securing payments not yet due, including mechanics’, carriers’, workmen’s, repairmen’s and materialmen’s Liens, (b) Liens for Taxes not yet due and payable or for current Taxes that may thereafter be paid without penalty and Liens for Taxes which are being contested in good faith and by appropriate proceedings, (c) Liens set forth in Section 1.1(a) of the Seller Disclosure Letter, (d) all Material Contracts, (e) any licenses granted in any Intellectual Property and any Lien or other restriction on use arising under the terms of any Contract entered into in the ordinary course of business concerning Intellectual Property and to which a Peanuts Company is a party, in each case, which do not, individually or in the aggregate, result in material costs or liabilities to Seller, Newco or the Business, and all restrictions on the transfer or ownership of Intellectual Property arising as a matter of Law, (f) all restrictions and encumbrances resulting from filing or recordation requirements concerning the transfer or ownership of Intellectual Property which do not materially impair or materially limit or have a material adverse effect on the use of the subject Intellectual Property by Seller, Newco or any Peanuts Company, and (g) Liens created by this Agreement or in connection with the transactions contemplated hereby, or by the actions of Purchaser or its Affiliates.

“Person” shall mean and include any individual, company, partnership, limited partnership, limited liability partnership, joint venture, corporation, limited liability company, association, trust, unincorporated organization, proprietorship, group or Governmental Entity.

“Pre-Closing Period” shall mean all taxable years or other taxable periods that end on or before the Closing Date and, with respect to any Straddle Period, the portion of such taxable year or period ending on or before the Closing Date.

“Proceeding” shall mean any action, arbitration, audit, hearing, investigation, litigation, or suit (whether civil, criminal, administrative, investigative or informal) commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Entity or arbitrator.

“Representatives” of any Person shall mean such Person’s directors, managers, officers, employees, members, agents, attorneys, consultants, advisors or other Persons acting on behalf of such Person.

“Returns” shall mean any and all returns, reports, forms (including elections, declarations, statements, claims for refund, schedules, information returns or attachments thereto) and any other documents filed or required to be filed with a Taxing Authority with respect to Taxes, including any amendments thereto.

“Straddle Period” shall mean any taxable year or other taxable period beginning before and ending on or after the Closing Date.

“Subsidiary” shall mean, with respect to any Person, (a) any corporation more than 50% of the stock of any class or classes of which having by the terms thereof ordinary voting power to elect a majority of the directors of such corporation (irrespective of whether or not at the time stock of any class or classes of such corporation shall have or might have voting power by reason of the happening of any contingency) is owned by such Person directly or indirectly through one or more subsidiaries of such Person and (b) any partnership, association, joint venture, limited liability company or other entity in which such Person directly or indirectly through one or more subsidiaries of such Person has more than a 50% Equity Interest.

“Target Working Capital” shall mean an amount equal to [* - Target Working Capital amount redacted as commercially sensitive information], which amount shall be calculated in the manner set forth in Exhibit B hereto.

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“Tax” (or “Taxes”) shall mean (a) all taxes, assessments, charges, duties, fees, levies or other governmental charges imposed by a Taxing Authority, including all United States federal, state, territory, local, foreign and other income, franchise, profits, gross receipts, capital gains, capital stock, transfer, sales, use, value added, unclaimed property or escheat, occupation, property, excise, severance, windfall profits, stamp, license, payroll, social security, withholding, estimated and other taxes, assessments, charges, duties, fees, levies or other governmental charges imposed by any Taxing Authority of any kind whatsoever (whether payable directly or by withholding and whether or not requiring the filing of a Return), together with any penalties and interest and any additional amounts with respect thereto, (b) any liability for the payment of any amounts of the type described in clause (a) of this definition as a result of being a member of an affiliated, consolidated, combined or unitary group for any period prior to the Closing, and (c) any liability for the payment of any amounts of the type described in clause (a) of this definition as a result of any express or implied obligation to indemnify any Person.

“Tax Contest” shall mean any audit, hearing, proposed adjustment, arbitration, deficiency, assessment, suit, dispute, claim, proceeding or other litigation commenced, filed or otherwise initiated or convened to investigate or resolve the existence and extent of a liability for Taxes.

“Taxing Authority” shall mean any Governmental Entity responsible for or having jurisdiction over the assessment, determination, collection, administration or imposition of Taxes.

“The 1950 Agreement” shall mean that certain agreement, dated June 14, 1950, between United Feature Syndicate, Inc. and Charles M. Schulz, as amended, and assigned by United Feature Syndicate, Inc. to Peanuts Worldwide LLC pursuant to that certain Contribution and Assignment Agreement, dated June 3, 2010, between United Feature Syndicate, Inc. and Peanuts Worldwide LLC.

“The 1959 Agreement” shall mean that certain agreement, dated October 1, 1959, between United Feature Syndicate, Inc. and Charles M. Schulz, as amended, and assigned by United Feature Syndicate, Inc. to Peanuts Worldwide LLC pursuant to that certain Contribution and Assignment Agreement, dated June 3, 2010, between United Feature Syndicate, Inc. and Peanuts Worldwide LLC.

“The 1979 Agreement” shall mean that certain agreement dated September 1, 1979, among United Feature Syndicate, Inc., Charles M. Schulz, and the trustees of the Schulz Family Renewal Copyright Trust, as amended, and assigned by United Feature Syndicate, Inc. to Peanuts Worldwide LLC pursuant to that certain Contribution and Assignment Agreement, dated June 3, 2010, between United Feature Syndicate, Inc. and Peanuts Worldwide LLC.

“Third Party” shall mean any Person other than Seller, Purchaser or any of their respective Affiliates.

“Trademarks” shall mean, throughout the world, all trademarks, service marks, logos, trade names, Internet domain names, together with goodwill, registrations and applications relating to the foregoing, all extensions, renewals and reversion related thereto, common law trademarks and service marks and trade dress.

“Transaction Documents” shall mean this Agreement, the DHX Contribution Documents, the Amended and Restated Operating Agreement, the Peanuts Licensing and Syndication Agreement Amendment, the Filmed Entertainment Agreement, the Console Game Agreement and the Mobile Game License Agreement.

“UFS Agreements” shall mean The 1950 Agreement, The 1959 Agreement and The 1979 Agreement.

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1.2               Additional Defined Terms.

In addition to the terms defined in Section 1.1, additional defined terms used herein shall have the respective meanings assigned thereto in the Sections indicated below.

Defined Term	Section
2017 Notice of Termination	4.12(k)(i)
Accountants	3.2(b)(ii)
Agreement	Preamble
Allocation	6.6(d)
Amended and Restated Operating Agreement	2.2(b)(i)
Antitrust Filings	6.3(b)
Antitrust Laws	6.3(b)
Balance Sheet Date	4.5(d)
Basket	8.5(a)
Beagle Scouts Consent	7.1(c)
Business Accounts Receivable	4.17
Cap	8.5(b)
Closing	2.2(a)
Closing Date	2.2(a)
Closing Date Statement	3.2(b)(i)
Company	Recitals
Confidential Information	10.14
Damages	8.1
Designated Reps	8.4
DHX	Recitals
DHX Contribution	Recitals
Disclosing Party	10.14
Effect	1.1
End Date	9.1(b)(ii)
ERISA	4.15(a)
Estimated Closing Indebtedness	3.2(a)(i)
Estimated Closing Working Capital	3.2(a)(i)
Final Determination	8.7
Financial Statements	4.5(a)
Fundamental Reps	8.4
Iconix MIPA	6.8
Knowledge of Purchaser	1.5
Knowledge of Seller	1.5
Material Contract	4.10(a)
Newco Interest	Recitals
Non-Flow-Through Returns	6.6(e)
Peanuts Interests	Recitals
Peanuts Software	4.12(j)
Purchase Price	3.1
Purchase Price Overpayment	3.2(b)(iii)
Purchase Price Underpayment	3.2(b)(iii)
Purchaser	Preamble
Purchaser Disclosure Letter	Article V
Purchaser Indemnified Persons	8.1
Receiving Party	10.14
Registered Intellectual Property	4.12(a)
Schulz Family Parties	4.10(e)
Schulz Heirs	4.12(k)(i)
Seller	Preamble
Seller Disclosure Letter	Article IV
Seller Indemnified Persons	8.3
Sony Agency Agreement	1.1
Supporting Documentation	3.2(b)(i)
Tax Ruling	4.11(h)
Transfer Taxes	6.6(a)
Working Capital Adjustment	3.2(a)(ii)

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1.3               Construction.

In this Agreement, unless the context otherwise requires:

(a)                references to “writing” or comparable expressions include a reference to electronic mail transmission (provided that the sender complies with the provisions of Section 10.3);

(b)                references in Article IV to documents and other materials “delivered,” “provided” or “made available” to Purchaser shall mean that such documents or other materials were present and made available for viewing by Purchaser or its Representatives in the on-line “virtual data room” hosted at dhx.media.firmex.com by or on behalf of Seller for purposes of the transactions contemplated by this Agreement at least three Business Days prior to the date of this Agreement;

(c)                words expressed in the singular number shall include the plural and vice versa; words expressed in the masculine shall include the feminine and neuter gender and vice versa;

(d)                references to Articles, Sections, Sections of the Seller Disclosure Letter, Sections of the Purchaser Disclosure Letter, Exhibits, the Preamble and Recitals are references to articles, sections, exhibits, the preamble and recitals of this Agreement, and the disclosure letters delivered with respect to this Agreement, and the descriptive headings of the several Articles and Sections of this Agreement, the Seller Disclosure Letter and the Purchaser Disclosure Letter (as applicable) are inserted for convenience only, do not constitute a part of this Agreement and shall not affect in any way the meaning or interpretation of this Agreement;

(e)                references to “day” or “days” are to calendar days and whenever any action must be taken under this Agreement on or by a day that is not a Business Day, then that action may be validly taken on or by the next day that is a Business Day;

(f)                 the words “hereof,” “herein,” “hereto” and “hereunder,” and words of similar import, shall refer to this Agreement as a whole and not to any provision of this Agreement;

(g)                this “Agreement” or any other agreement or document shall be construed as a reference to this Agreement or, as the case may be, such other agreement or document as the same may have been, or may from time to time be, amended, varied, novated or supplemented;

(h)                “include,” “includes” and “including” are deemed to be followed by “without limitation,” whether or not they are in fact followed by such words or words of similar import;

(i)                 references to “Dollars,” “dollars” or “$,” without more, shall be deemed to be references to the lawful currency of United States of America; and

(j)                 references to “ordinary course of business” shall mean “ordinary course of business consistent with past practice. ”

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1.4               Exhibits and the Disclosure Letters.

The Exhibits, the Seller Disclosure Letter and the Purchaser Disclosure Letter are incorporated into and form an integral part of this Agreement.

1.5               Knowledge.

When any representation, warranty, covenant or agreement contained in this Agreement is expressly qualified by reference to the “Knowledge of Seller” or words of similar import, it shall mean the actual knowledge of the individuals set forth in Section 1.5(a) of the Seller Disclosure Letter, after reasonable inquiry. When any representation, warranty, covenant or agreement contained in this Agreement is expressly qualified by reference to the “Knowledge of Purchaser” or words of similar import, it shall mean the actual knowledge of the individuals set forth in Section 1.5(b) of the Purchaser Disclosure Letter, after reasonable inquiry. For purposes of this Section  1.5, the “reasonable inquiry” of a designated individual need not include inquiries made to unaffiliated third parties.

Article II

Sale of INTERESTS; CLOSING

2.1               Sale of Interests.

On the terms and subject to the conditions of this Agreement, Purchaser agrees to purchase from Seller, and Seller agrees to sell, convey, transfer, assign and deliver to Purchaser, at the Closing, Seller’s right, title and interest in, to and under the Newco Interest, free and clear of any Liens (except for restrictions arising under applicable federal, state or foreign securities Laws, and except for restrictions on transfer set forth in the Newco Operating Agreement). Notwithstanding anything to the contrary herein, Purchaser may, by providing written notice thereof to Seller prior to Closing, designate an Affiliate of Purchaser, organized under the Laws of a U.S. jurisdiction, to purchase the Newco Interest from Seller, subject to compliance with Section 10.5.

2.2               Closing; Closing Deliverables.

(a)                Subject to the satisfaction or waiver of all of the conditions set forth in Article VII, the closing of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Bryan Cave Leighton Paisner LLP, 120 Broadway, Suite 300, Santa Monica, California 90401, as soon as practicable, but in any event not later than two Business Days after the last of the conditions set forth in Article VII is satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions), or at such other time, date or place as the parties hereto shall agree in writing. Such date is herein referred to as the “Closing Date.”

(b)                At the Closing, Seller shall deliver or cause to be delivered to Purchaser:

(i)                 the amendment of and restatement to the Newco Operating Agreement in the form attached hereto as Exhibit F (the “Amended and Restated Operating Agreement”), duly executed by Seller;

(ii)               a certificate signed by an authorized officer of Seller, dated as of the Closing Date, confirming the matters set forth in Sections 7.2(a), 7.2(b) and 7.2(c);

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(iii)             a certificate of the Secretary or an Assistant Secretary (or of another Person responsible for the duties typically performed by a Secretary) of Seller certifying that attached thereto are: (A) true, correct and complete copies of the governance documents of Newco (including, with respect to such governance documents that are filed with a Governmental Entity, a certified copy thereof dated as of a date not more than ten Business Days prior to the Closing Date); (B) a certificate of good standing with respect to Newco issued by the responsible Governmental Entity of the jurisdiction of its formation, dated as of a date not more than ten Business Days prior to the Closing Date; and (C) true, correct and complete copies of all resolutions adopted by the member and/or managers of Seller, authorizing the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, and that such resolutions are in full force and effect;

(iv)              a counterpart signature page to the Peanuts Licensing and Syndication Agreement Amendment, duly executed by Peanuts Worldwide LLC;

(v)                a counterpart signature page to the Filmed Entertainment Agreement, duly executed by Peanuts Worldwide LLC;

(vi)              a counterpart signature page to the Console Game Agreement, duly executed by Peanuts Worldwide LLC; and

(vii)            a counterpart signature page to the Mobile Game License Agreement, duly executed by Peanuts Worldwide LLC.

(c)                At the Closing, Purchaser shall deliver or cause to be delivered to Seller:

(i)                 the Purchase Price, pursuant to Section 3.1;

(ii)               a counterpart signature page to the Amended and Restated Operating Agreement, duly executed by Purchaser;

(iii)             a certificate signed by an authorized officer of Purchaser, dated as of the Closing Date, confirming the matters set forth in Sections 7.3(a) and 7.3(b);

(iv)              a counterpart signature page to the Peanuts Licensing and Syndication Agreement Amendment, duly executed by Sony Creative Products Inc.;

(v)                a counterpart signature page to the Filmed Entertainment Agreement, duly executed by Purchaser;

(vi)              a counterpart signature page to the Console Game Agreement, duly executed by Purchaser; and

(vii)            a counterpart signature page to the Mobile Game License Agreement, duly executed by Purchaser.

Article III

Purchase Price

3.1               Purchase Price; Delivery of Funds.

At the Closing, in full consideration for the sale and transfer by Seller of the Newco Interest, Purchaser shall pay or cause to be paid to Seller an amount equal to: (a) Base Purchase Price; minus (b) the Estimated Closing Indebtedness, multiplied by 39.2%; plus (c) the Working Capital Adjustment, multiplied by 39.2%, in each case, as determined in accordance with Section 3.2(a) (the “Purchase Price”). The Purchase Price shall be made by wire transfer of immediately available funds to one or more accounts that have been designated by Seller in writing to Purchaser at least two Business Days prior to the Closing.

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3.2               Purchase Price Adjustment.

(a)                Closing Purchase Price Calculation.

(i)                 Seller shall prepare and deliver to Purchaser, at least five Business Days prior to the Closing Date, a written notice setting forth Seller’s good faith estimate of the Closing Indebtedness (the “Estimated Closing Indebtedness”) and Closing Working Capital (the “Estimated Closing Working Capital”), which notice shall contain an estimated consolidated balance sheet of the Business as of the Closing Date (without giving effect to the transactions contemplated hereby) and a calculation of the Estimated Closing Indebtedness and Estimated Closing Working Capital. The calculation of the Estimated Closing Indebtedness and Estimated Closing Working Capital shall be prepared in accordance with IFRS applied using the same accounting methods, practices, principles, policies, procedures, classifications, judgments and valuation and estimation methodologies that were used in the preparation of the Balance Sheet and calculated in the manner set forth in the corresponding definitions of Closing Indebtedness, Closing Working Capital, and Exhibit B attached hereto.

(ii)               The “Working Capital Adjustment” shall be an amount equal to (A) the Estimated Closing Working Capital, minus (B) the Target Working Capital. The Working Capital Adjustment can be a positive or a negative amount.

(b)                Post-Closing Adjustment.

(i)                 Seller shall prepare and deliver to Purchaser within 60 calendar days following the Closing Date a statement setting forth the actual Closing Indebtedness and Closing Working Capital, which statement shall contain a consolidated balance sheet of the Business as of the Closing Date (without giving effect to the transactions contemplated hereby), a calculation of the actual Closing Indebtedness and Closing Working Capital and a recalculation of the Purchase Price in accordance with Section 3.1 using the actual Closing Indebtedness and Closing Working Capital amounts (the “Closing Date Statement”). The Closing Date Statement shall be prepared using the same accounting methods, practices, principles, policies, procedures, classifications, judgments and valuation and estimation methodologies that were used in the preparation of the Balance Sheet and calculated in the manner set forth in the corresponding definitions of Closing Indebtedness, Closing Working Capital and Exhibit B attached hereto. Seller will also furnish to Purchaser such work papers and other documents and information relating to the Closing Date Statement as Purchaser may reasonably request and are available to Seller or its Affiliates (or its independent public accountants) (the “Supporting Documentation”).

(ii)               If Purchaser does not notify Seller in writing within 30 calendar days after Purchaser’s receipt of the Closing Date Statement and Supporting Documentation that it disputes any of the information or calculations provided to Purchaser in the Closing Date Statement, the Closing Date Statement shall be final and conclusive. If Purchaser disagrees with any of the information or calculations provided by Seller in the Closing Date Statement, Purchaser may, within 30 calendar days after delivery of such statement to it, deliver a written notice to Seller stating the existence and nature of such disagreement. Any such notice of disagreement shall specify those items or amounts as to which Purchaser disagrees. If such notice of disagreement is delivered, the parties shall use their reasonable best efforts to reach agreement on the disputed items or amounts within 30 days after Seller’s receipt of such notice. If the parties are unable to reach agreement on the disputed items within such period, then the issues in dispute will be submitted to a mutually agreed firm of nationally recognized independent certified public accountants (the “Accountants”) for review and resolution, with instructions to complete the review as promptly as practicable. Each party will furnish to the Accountants such work papers and other documents and information relating to the disputed issues as the Accountants may request and are available to that party or its Affiliates (or its independent public accountants), and will be afforded the opportunity to present to the Accountants any material relating to the determination and to discuss the determination with the Accountants. The resolution of the Accountants in accordance with the provisions of this Section 3.2 shall be conclusive and binding on the parties and the Purchase Price shall be recalculated in accordance with Section 3.1 using Accountant’s Closing Indebtedness and Closing Working Capital amounts. Seller and Purchaser shall each pay one-half of the fees and expenses charged by the Accountants.

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(iii)             If the Purchase Price (as determined pursuant to Section 3.2(b)(i) or 3.2(b)(ii), as applicable), is less than the amount paid by Purchaser at Closing pursuant to Section 3.1 (a “Purchase Price Overpayment”) by more than [* - adjustment threshold redacted as commercially sensitive information], Seller shall pay to Purchaser, by wire transfer of immediately available funds to an account designated by Purchaser, the amount of such Purchase Price Overpayment within five Business Days after the final determination of the Closing Indebtedness and Closing Working Capital made in accordance with Section 3.2(b)(i) or 3.2(b)(ii), as applicable. If the Purchase Price (as determined pursuant to Section 3.2(b)(i) or 3.2(b)(ii), as applicable), is greater than the amount paid by Purchaser at Closing pursuant to Section 3.1 (a “Purchase Price Underpayment”) by more than [* - adjustment threshold redacted as commercially sensitive information], Purchaser shall pay to Seller by wire transfer of immediately available funds to an account designated by Seller, the amount of such Purchase Price Underpayment within five Business Days after the final determination of the Closing Indebtedness and Closing Working Capital made in accordance with Section 3.2(b)(i) or 3.2(b)(ii), as applicable.

(c)                Adjustments for Tax Purposes. Any payments made pursuant to this Section 3.2 shall be treated as an adjustment to the Purchase Price by the parties for Tax purposes, unless otherwise required by Law.

3.3               DHX Guaranty.

DHX is the ultimate parent company of Seller and has significant interest in ensuring that it and Seller receive the benefit of the terms of this Agreement. As a material inducement to Purchaser to enter into this Agreement, DHX has agreed to guarantee, and does hereby absolutely and unconditionally guarantee, the full and prompt performance of all payment obligations of Seller pursuant to Sections 3.2, 6.6(a), 6.6(e), 6.8, 8.1, 8.2 and 10.10 of this Agreement. This is a guaranty of payment only, and not of performance of non-payment obligations. In no event shall the maximum amount payable by DHX hereunder exceed the amount of Seller’s liability under this Agreement.

Article IV

Representations and Warranties of Seller

Except as set forth in the disclosure letter delivered by Seller to Purchaser (the “Seller Disclosure Letter”) concurrently with the execution of this Agreement (it being agreed that any matter disclosed pursuant to any section of the Seller Disclosure Letter shall be deemed disclosed for purposes of any other section of the Seller Disclosure Letter to the extent the applicability of the disclosure to such other section is reasonably apparent on the face of such disclosure), Seller hereby represents and warrants to Purchaser as follows:

4.1               Due Organization, Good Standing.

Each of Seller and Newco is duly organized, validly existing and in good standing under the laws of the State of Delaware. DHX is duly organized, validly existing and in good standing under the laws of Canada.

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4.2               Authorization; Noncontravention; Capitalization.

(a)                Each of Seller and DHX has the requisite limited liability company or corporate power and authority and has taken all limited liability company or corporate action necessary to execute and deliver this Agreement, the other Transaction Documents to which Seller or DHX is a party and all other instruments and agreements to be delivered by Seller or DHX as contemplated hereby and thereby, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance by Seller and DHX of this Agreement, the other Transaction Documents to which Seller or DHX is a party and all other instruments and agreements to be delivered by Seller or DHX as contemplated hereby, the consummation by Seller and DHX of the transactions contemplated hereby and thereby and the performance of its obligations hereunder and thereunder have been, and in the case of documents required to be delivered at the Closing will be, duly authorized and approved by all necessary limited liability company, member, corporate or other action. This Agreement has been, and the other Transaction Documents to which Seller or DHX is a party and all other instruments and agreements to be executed and delivered by Seller or DHX as contemplated hereby will be, duly executed and delivered by Seller or DHX. Assuming that this Agreement and all such other Transaction Documents, instruments and agreements constitute valid and binding obligations of Purchaser and each other Person (other than Seller or DHX) party thereto, this Agreement and all such other Transaction Documents, instruments and agreements constitute valid and binding obligations of Seller and DHX enforceable against Seller and DHX in accordance with the terms thereof, except to the extent that such enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting the enforcement of creditors’ rights generally and by general equitable principles (whether considered in a proceeding in equity or at law).

(b)                The execution and delivery of this Agreement, the other Transaction Documents to which Seller or DHX is a party and all other instruments and agreements to be delivered by Seller or DHX as contemplated hereby do not, and the consummation of the transactions contemplated hereby and thereby will not (i) conflict with any of the provisions of Seller’s operating agreement, the certificate of formation of Seller, the Newco Operating Agreement, the certificate of formation of Newco or the certificate of incorporation, bylaws, operating agreement or similar governance documents of DHX or any Peanuts Company (including the Peanuts Operating Agreement), in each case, as amended to the date of this Agreement, (ii) subject to receipt of the consents, approvals, authorizations, declarations, filings and notices set forth in Section 4.2(b) or Section 4.6 of the Seller Disclosure Letter, conflict with or result in a breach of, or constitute a default under, or result in the acceleration of any obligation or loss of any benefits under, any Material Contract or (iii) subject to receipt of the consents, approvals, authorizations, declarations, filings and notices referred to in Section 4.2(b) or Section 4.6 of the Seller Disclosure Letter, contravene any Law or any Order applicable to Seller, DHX, Newco or any of the Peanuts Companies, except, in the case of clauses (ii) and (iii) above, for such conflicts, breaches, defaults, consents, approvals, authorizations, declarations, filings or notices which have not had and would not reasonably be expected to be, individually or in the aggregate, material to (A) Seller, DHX or Newco, taken as a whole, or to (B) the Business.

(c)                The issued and outstanding Equity Interests of Newco (including the holder thereof) are set forth in Section 4.2(c) of the Seller Disclosure Letter. All of the Equity Interests or voting securities of Newco have been duly authorized and validly issued and, to the extent such concepts are applicable thereto, are fully paid and nonassessable, and are not subject to, and were not issued in violation of, any preemptive or similar rights. There are no outstanding options, warrants or other rights to purchase, or any authorized stock appreciation, phantom stock, profit participation or similar rights with respect to the capital stock of or other Equity Interests or voting securities in Newco. Newco does not have any authorized or outstanding bonds, debentures, notes or other Indebtedness the holders of which have the right to vote (or convertible into, exchangeable for, or evidencing the right to subscribe for or acquire securities having the right to vote) with the equity holders of Newco on any matter. There are no irrevocable proxies and no voting agreement with respect to any capital stock of, or other Equity Interests or voting securities in, Newco.

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4.3               Transfer of and Title to Peanuts Interests.

(a)                The DHX Contribution will have been consummated prior to Closing and, upon such consummation, will have constituted a valid and effective transfer of the Peanuts Interests from Seller to Newco, including under the Peanuts Operating Agreement.

(b)                Except as set forth in Section  4.3(b) of the Seller Disclosure Letter, Seller will have had, prior to the consummation of the DHX Contribution, and Newco will have, immediately after consummation of the DHX Contribution and as of the Closing Date, good and valid title to the Peanuts Interests, free and clear of all Liens (except for restrictions arising under applicable federal, state or foreign securities Laws and except for restrictions on transfer set forth in the Peanuts Operating Agreement).

(c)                Newco does not have title to or otherwise hold or own any assets other than the Peanuts Interests and has not engaged in any business activities other than holding and owning the Peanuts Interests and actions related thereto pursuant to, and in accordance with, the Peanuts Operating Agreement, in each case, following consummation of the DHX Contribution.

(d)                Except as set forth in Section 4.3(d) of the Seller Disclosure Letter or as contemplated by this Agreement, Newco is not subject to any liabilities of any nature (whether known or unknown and whether absolute, accrued, contingent or otherwise), other than liabilities for filing fees and other amounts imposed pursuant to applicable Law, in each case, which (i) are not material and (ii) will be paid in full prior to the Closing (except to the extent not due and payable until after the Closing Date).

4.4               Peanuts Companies; Capitalization.

(a)                Each of the Peanuts Companies is a limited liability company duly formed, validly existing and in good standing under the Laws of the State of Delaware (or, in the case of Peanuts Worldwide K.K., a corporation duly formed, validly existing and in good standing (or the equivalent thereof) under the Laws of Japan) and has all requisite limited liability company or other requisite power and authority to own, lease and operate such Peanuts Company’s properties and assets and to carry on such Peanuts Company’s business as now being conducted. Each of the Peanuts Companies is duly qualified or licensed to do business and is in good standing (or the equivalent thereof) in each jurisdiction in which the character or location of the properties owned, leased or operated by such Peanuts Company or the nature of the business conducted by such Peanuts Company makes such qualification necessary, except such jurisdictions where the failure to be so qualified or licensed and in good standing does not and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Except as set forth in Section 4.4(a) of the Seller Disclosure Letter, the Peanuts Companies do not own, directly or indirectly, any capital stock or other equity, ownership, proprietary or voting interest in any Person.

(b)                The issued and outstanding Equity Interests of each of the Peanuts Companies (including the holders thereof) is set forth in Section  4.4(b) of the Seller Disclosure Letter. All of the Equity Interests or voting securities of each of the Peanuts Companies have been duly authorized and validly issued and, to the extent such concepts are applicable thereto, are fully paid and nonassessable, and are not subject to, and were not issued in violation of, any preemptive or similar rights. There are no outstanding options, warrants or other rights to purchase, or any authorized stock appreciation, phantom stock, profit participation or similar rights with respect to the capital stock of or other Equity Interests or voting securities in, any Peanuts Company. No Peanuts Company has any authorized or outstanding bonds, debentures, notes or other Indebtedness the holders of which have the right to vote (or convertible into, exchangeable for, or evidencing the right to subscribe for or acquire securities having the right to vote) with the equity holders of any Peanuts Company on any matter. There are no irrevocable proxies and no voting agreements (except to the extent set forth in the Peanuts Operating Agreement) with respect to any capital stock of, or other Equity Interests or voting securities in, any Peanuts Company.

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4.5               Financial Statements; Undisclosed Liabilities.

(a)                The Balance Sheet and the related unaudited consolidated statements of earnings, and the unaudited consolidated balance sheet of the Business as of December 31, 2016 and the related unaudited consolidated statements of earnings, are set forth in Section 4.5(a) of the Seller Disclosure Letter (collectively, the “Financial Statements”).

(b)                The Financial Statements, (i) for periods ending on or prior to June 30, 2017, have been prepared from books and records maintained by the Peanuts Companies in accordance with GAAP and (ii) for periods ending after June 30, 2017, have been prepared from books and records maintained by Seller, Newco or the Peanuts Companies in accordance with IFRS. The Financial Statements fairly present, in all material respects, the consolidated financial position of the Business at the applicable balance sheet dates indicated, and the results of operations of the Business for the applicable periods then ended.

(c)                Seller, Newco and the Peanut Companies maintain proper and adequate internal accounting controls. To the Knowledge of Seller, there are no significant deficiencies, including material weaknesses, in the design or operation of such internal accounting controls that would reasonably be expected to adversely affect the ability of Seller, Newco or any Peanuts Company to initiate, authorize, record, process or report external financial data in accordance with IFRS, as applicable, such that there is more than a remote likelihood that a misstatement of the financial statements that is more than inconsequential will not be prevented or detected.

(d)                Except (i) as set forth in Section 4.5(d) of the Seller Disclosure Letter, (ii) for liabilities not material in amount or reflected or reserved against in the Financial Statements, (iii) for liabilities (including accounts payable and accrued expenses) incurred in the ordinary course of business since September 30, 2017 (the “Balance Sheet Date”) or included in Closing Working Capital and (iv) for executory Liabilities arising under any Material Contract (other than as a result of a breach thereof), none of the Peanuts Companies is subject to any liabilities of any nature (whether known or unknown and whether absolute, accrued, contingent or otherwise).

4.6               Consents and Approvals.

(a)                Except as set forth in Section 4.6(a) of the Seller Disclosure Letter, no consent of or filing with any Governmental Entity must be obtained or made by Seller, DHX, or Newco in connection with the execution and delivery by Seller and DHX of this Agreement or the other Transaction Documents to which Seller or DHX is a party or the consummation by Seller and DHX of the transactions contemplated by this Agreement or such other Transaction Documents, except for any consents, approvals, authorizations or filings which have been obtained or made or, if not made or obtained, have not had or would not reasonably be expected to be, individually or in the aggregate, material to (i) DHX, (ii) Seller or Newco, taken as a whole, or (iii) the Business, and would not prevent, materially alter or delay any of the transactions contemplated by this Agreement.

(b)                Other than the Beagle Scouts Consent, no consent, approval or authorization is required from the Beagle Scouts Members in connection with the transactions contemplated by this Agreement or the other Transaction Documents.

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4.7               Title to Assets.

Except as set forth in Section 4.7 of the Seller Disclosure Letter, (a) the Peanuts Companies, collectively, have good and valid title to, and/or a valid right to use, all of the assets of the Business reflected in the Financial Statements or acquired after the Balance Sheet Date, other than assets sold or disposed of in the ordinary course of business since the Balance Sheet Date (none of which assets, other than Material Contracts, are material to the Business), or and (b) no Affiliate of Seller or Newco, other than the Peanuts Companies, owns any Peanuts IP Assets.

4.8               Litigation and Other Proceedings; Orders.

(a)                Except as set forth in Section 4.8(a) of the Seller Disclosure Letter, there is no Proceeding pending or, to the Knowledge of Seller, threatened: (i) that has been commenced by or against Seller, Newco or any Peanuts Company which would, individually or in the aggregate, reasonably be expected to result in material costs or liabilities to (A) Seller or Newco, taken as a whole, or (B) the Business or (ii) against Seller, Newco or any Peanuts Company that challenges, or would reasonably be expected to prevent, materially delay, make illegal or otherwise materially interfere with, the transactions contemplated under this Agreement.

(b)                Except as set forth in Section 4.8(b) of the Seller Disclosure Letter, there is no Proceeding pending or, to the Knowledge of Seller, threatened against, or any contingent liability with respect to, any officer, director, member, manager or employee (in which Proceeding involving an employee, Seller, Newco or any Peanuts Company is also a party) of Seller, Newco or any Peanuts Company, or any of their respective successors or assigns, that would give rise to any right to indemnification by Seller, Newco or any Peanuts Company which would, individually or in the aggregate, reasonably be expected to result in material costs or liabilities to (i) Seller or Newco, taken as a whole, or (ii) the Business.

(c)                Except (x) as set forth in Section 4.8(c) of the Seller Disclosure Letter, or (y) as has not had or would not reasonably be expected to be, individually or in the aggregate, material to (i) Seller, DHX or Newco, taken as a whole, or (ii) the Business, there is no Order to which Seller, Newco or any Peanuts Company is subject.

4.9               Absence of Certain Changes and Events.

Except as set forth in Section 4.9 of the Seller Disclosure Letter or as contemplated by this Agreement, since the Balance Sheet Date, Seller, Newco and the Peanuts Companies have conducted the Business only in the ordinary course and there has not or have not been any:

(a)                liabilities (whether absolute, accrued or contingent and whether due or to become due) incurred by or with respect to the Business, except (i) as disclosed in Section 4.5(d) of the Seller Disclosure Letter, (ii) executory Liabilities arising under any Material Contract entered into since the Balance Sheet Date (other than as a result of a breach thereof), (iii) as incurred in the ordinary course of business, or (iv) for liabilities not material in amount or reflected or reserved against in the Financial Statements;

(b)                damage to or destruction or loss of any material asset or material property owned or used by the Business, whether or not covered by insurance, other than in the ordinary course of business;

(c)                (i) termination prior to the expiration of its term, or receipt of written notice of termination prior to the expiration of its term, of any Material Contract, where such termination would reasonably be expected to result in material costs or liabilities to (A) Seller or Newco, taken as a whole, or (B) the Business or (ii) entry into, amendment or modification of or settlement or waiver of any rights under any Material Contract, other than in the ordinary course of business;

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(d)                sale, assignment, exclusive license or transfer of any Owned IP Assets with a value to the Business in excess of [* - threshold amount redacted as commercially sensitive information];

(e)                (i) sale, lease or other disposition of any tangible property owned by or used in the conduct of the Business, or (ii) the imposition of any Lien on any asset or property of the Business that is owned by a Peanuts Company, including the Owned IP Assets, except, in each case of (i) and (ii), for any such sale, lease, other disposition or Lien as has not had or would not, individually or in the aggregate, reasonably be expected to result in material costs or liabilities to (A) Seller or Newco, taken as a whole, or (B) the Business;

(f)                 cancellation, settlement or waiver of any claims or rights with a value to the Business in excess of [* - threshold amount redacted as commercially sensitive information];

(g)                material change in the accounting methods used by Seller, Newco or any Peanuts Company in operating the Business or any material Tax election;

(h)                material increase by Seller, Newco or any Peanuts Company of any salary or other compensation of any Business Employee (except in the ordinary course of business consistent with past practice) or entry into, or modification or amendment of, any employment, severance or similar Contract with any Business Employee;

(i)                 adoption of, or material increase in the benefits under, any profit sharing, bonus, deferred compensation, savings, insurance, pension, retirement or other employee benefit plan for or with any Business Employee; or

(j)                 agreement by Seller, Newco or any Peanuts Company to do any of the foregoing.

4.10           Material Contracts.

(a)                Section 4.10(a) of the Seller Disclosure Letter contains a true, correct and complete list, as of the date hereof, of the following Contracts (each Contract required to be set forth in Section 4.10(a) of the Seller Disclosure Letter, a “Material Contract”) to which Seller, Newco or any Peanuts Company is a party (other than, in the case of Seller, Contracts not related to the Business):

(i)                 each License Agreement providing for guaranteed payments by the counterparty thereto in excess of [* - threshold amount redacted as commercially sensitive information] in any of calendar years 2016, 2017 or 2018;

(ii)               each agent or similar agreement under which any Third Party has been granted the right to solicit License Agreements or syndication agreements for the Business;

(iii)             each agreement, including any software license agreements, under which any Peanuts Company is a licensee of Intellectual Property (other than “off-the-shelf” or other non-customized software or subscriptions generally commercially available for a license fee of no more than [* - threshold amount redacted as commercially sensitive information] per year);

(iv)              each Contract (other than License Agreements) providing for the sale, lease or other disposition at any time after the date hereof of tangible assets of the Business with a value in excess of [* - threshold amount redacted as commercially sensitive information];

(v)                each Contract relating to the Business that requires the expenditure of more than [* - threshold amount redacted as commercially sensitive information] by any Peanuts Company in the aggregate after the date hereof;

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(vi)              each written guaranty or other similar undertaking with respect to contractual performance granted by any Peanuts Company or otherwise binding on the Business;

(vii)            each Contract granting a Third Party an exclusive license to rights in the Peanuts IP Assets;

(viii)          each Contract to which Newco is a party; and

(ix)              each amendment, supplement or modification in respect of any of the foregoing.

(b)                Except as set forth in Section 4.10(b) of the Seller Disclosure Letter and except for those Contracts that will, after the date hereof but prior to Closing, expire in accordance with their terms, each Material Contract is in full force and effect and is valid and enforceable in accordance with its terms, except as enforcement thereof may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization or similar laws relating to creditors’ rights generally or by equitable principles or by any other laws of general application.

(c)                Except as set forth in Section 4.10(c) of the Seller Disclosure Letter:

(i)                 to the Knowledge of Seller, Seller, Newco and each Peanuts Company is in compliance, in all material respects, with the terms and requirements of each Material Contract;

(ii)               to the Knowledge of Seller, no event has occurred or circumstance exists that (with or without notice or lapse of time) does or would reasonably be expected to contravene, conflict with, or result in a violation or breach of, or gives or would give any other Person the right to declare a default under, or to accelerate the maturity or performance of, any Material Contract;

(iii)             neither Seller nor any Peanuts Company has received from any Person, at any time since inception, in the case of Seller, or July 1, 2016 with respect to the Peanuts Companies, any written notice or other communication regarding any actual, alleged, possible or potential violation or breach of, or default under, any Material Contract that would be reasonably expected to result in material costs or liabilities to Seller, Newco or the Business, taken as a whole;

(iv)              to the Knowledge of Seller, no party to any Material Contract in effect on the date hereof has given to Seller, Newco or any Peanuts Company, and neither Seller, Newco nor any Peanuts Company has given, written notice of its intention to cancel, terminate or fail to renew any Material Contract; and

(v)                there are no renegotiations of, or attempts to renegotiate or outstanding rights to renegotiate, any material amounts paid or payable to Seller, Newco or any Peanuts Company under any current or completed Material Contract in effect on the date hereof with any Person having the contractual or statutory right to demand or require such renegotiation, and no such Person has made any written demand for such renegotiation.

(d)                Neither Seller, Newco nor any Peanuts Company has entered into any Material Contract with respect to which the performance thereunder by any of them, acting alone or in connection with any other Person, or the payment or promise of any consideration thereunder, would violate any Law or Order.

(e)                The royalty percentage of Newspaper Rights Net Cash Proceeds currently payable to the Trustees of the Schulz Family Renewal Copyright Trust and the Schulz’ Income Beneficiaries (the “Schulz Family Parties”) under the UFS Agreements aggregates to not more than [* - amount redacted as commercially sensitive information]. The royalty percentage of Other Property Rights Net Cash Proceeds currently payable to the Schulz Family Parties under the UFS Agreement aggregates to not more than [* - amount redacted as commercially sensitive information]. To the Knowledge of Seller, there are no agreements (written or oral) with the Schulz Family Parties that provide for any, nor are there any ongoing negotiations with the Schulz Family Parties regarding a possible, increase in the aforesaid royalty percentages. Capitalized terms used in this Section 4.10(e) and not elsewhere defined in this Agreement shall have the respective meanings ascribed thereto in the UFS Agreements.

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4.11           Tax Matters.

Except as set forth in Section 4.11 of the Seller Disclosure Letter, or, in the case of subsections (b) to (i) below, as would not reasonably be expected to be, individually or in the aggregate, material to Seller, Newco or the Business:

(a)                Newco has been classified (and will be classified immediately prior to Closing) as an entity disregarded as separate from its owner for United States federal income tax purposes since the date of its formation or organization. Each Peanuts Company (other than a Peanuts Company that has been formed or organized under the laws of a Governmental Entity that is other than the District of Columbia or one of the States of the United States) has been classified (and will be classified immediately prior to Closing) either as a partnership or disregarded as an entity separate from its owner for United States federal income tax purposes since the date of its formation or organization.

(b)                Seller, Newco and each of the Peanuts Companies have filed all material Returns required to have been filed, which Returns are true, correct, and complete in all material respects and all such Returns disclose all Taxes required to be paid for the periods covered thereby. All Taxes due and owing by Seller, Newco and the Peanuts Companies (whether or not shown on any Return) have been paid. There are no Liens for Taxes (other than Permitted Liens) upon any of the assets of Seller, Newco or the Peanuts Companies. Seller, Newco and the Peanuts Companies have withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other Third Party. No claim has been made by a Governmental Entity in a jurisdiction where Seller, Newco or a Peanuts Company does not file Returns that Seller, Newco or such Peanuts Company is or may be subject to taxation by that jurisdiction.

(c)                The unpaid Taxes of the Peanuts Companies (i) did not, as of the Balance Sheet Date, exceed the amount of Tax liability (but not including any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the Financial Statements (rather than in any notes thereto) and (ii) will not exceed that amount as adjusted for the passage of time through the Closing Date and in connection with the consummation of the transactions contemplated hereunder, as determined in accordance with the past custom and practice of each of the Peanuts Companies in filing their Returns.

(d)                With respect to Seller, Newco and the Peanuts Companies for taxable periods ended on or after December 31, 2012, no Returns have been audited or currently are the subject of audit. There is no dispute or claim concerning any Tax liability of Seller, Newco or the Peanuts Companies claimed or raised in writing by any Governmental Entity. None of Seller, Newco or the Peanuts Companies has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency, except with respect to any waivers or extensions that have expired.

(e)                None of Seller, Newco or the Peanuts Companies has been a United States real property holding corporation within the meaning of IRC §897(c)(2) during the applicable period specified in IRC §897(c)(1)(A)(ii). None of Seller, Newco or the Peanuts Companies (i) has any liability for the Taxes of any Third Party as a transferee or successor, by contract or otherwise, including liability in accordance with the provisions set forth in Treasury Regulation Section 1.1502-6 (or any corresponding provision of state, local, or foreign Tax Law); or (ii) is a party to any Tax sharing, Tax allocation or other agreement pursuant to which it has liability for Taxes of another Person (other than an agreement the principal subject matter of which is not Taxes).

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(f)                 None of Seller, Newco or any of the Peanuts Companies will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any:

(i)                 change in method of accounting for a taxable period ending on or prior to the Closing Date;

(ii)               “closing agreement” as described in IRC §7121 (or any corresponding or similar provision of state, local or non-U.S. income Tax Law) executed on or prior to the Closing Date;

(iii)             installment sale or open transaction disposition made on or prior to the Closing Date; or

(iv)              prepaid amount received on or prior to the Closing Date.

(g)                None of Seller, Newco or the Peanuts Companies has distributed stock of another corporation or has had its stock distributed by another corporation, in a transaction that was purported or intended to be governed in whole or in part by IRC §355 or IRC §361.

(h)                Seller has made available to Purchaser prior to the date hereof true, correct and complete copies of all material Returns and examination reports and all statements of deficiencies relating to Taxes of the Peanuts Companies (other than Peanuts Worldwide K.K.) for taxable periods ending on or after December 31, 2010. Neither Seller, Newco nor any Peanuts Company has received any Tax Ruling that would have a continuing effect after the Closing Date. For purposes of the preceding sentence, the term “Tax Ruling” shall mean written rulings of a Governmental Entity relating to Taxes. No power of attorney currently in force has been granted by Seller, Newco or any Peanuts Company concerning any Tax matter.

(i)                 None of Seller, Newco nor any of the Peanuts Companies is or has been a party to any “listed transaction,” as defined in IRC §6707A(c)(2) and Reg. §1.6011-4(b)(2).

(j)                 Notwithstanding any provision in this Agreement to the contrary, Seller makes no representation as to the amount of, or limitations on, any net operating losses, tax credits or other tax attributes that the Peanuts Companies may have.

4.12           Intellectual Property.

(a)                Section 4.12(a)(i) of the Seller Disclosure Letter sets forth a true, correct and complete list of all registered Trademarks and Copyrights (including any renewals thereof) owned by any Peanuts Company, and all pending applications that have been filed by any Peanuts Company for the registration of Trademarks or Copyrights, including (i) for each item that is not a domain name registration, the jurisdiction, recorded owner, application or registration date (as applicable) and application or registration number (as applicable) and (ii) for each domain name, the registrant of record and the expiration or renewal date (each item required to be listed, the “Registered Intellectual Property”). Section 4.12(a)(ii) of the Seller Disclosure Letter sets forth a description of any pending or threatened actions, Proceedings, or claims (excluding routine prosecution efforts before the United States Patent and Trademark Office, U.S. Copyright Office, or equivalent authority) in which the Registered Intellectual Property is involved. With respect to the Registered Intellectual Property (x) all registration, maintenance and renewal fees required by applicable Law to be paid prior to the date hereof have been paid, irrespective of the availability under applicable Law of any grace periods or allowable extensions and (y) all documents and certificates required by Law to be filed prior to the date hereof have been filed with the relevant trademark authorities for the purpose of maintaining such Registered Intellectual Property, irrespective of the availability under applicable Law of any grace periods or allowable extensions. All registration agreements with respect to material Internet domain names that are included within the Owned IP Assets are in full force and effect. No Peanuts Company owns any patents or patent applications.

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(b)                Each Peanuts Company takes, and has at all times taken, commercially reasonable steps to protect its rights in the confidential information and trade secrets owned by such Peanuts Company, and any confidential information or trade secrets of other Persons provided to such Peanuts Company under an obligation of confidentiality.

(c)                Except as set forth in Section  4.12(c) of the Seller Disclosure Letter, and subject to Permitted Liens, the provisions of applicable Laws and Orders and the terms of The 1950 Agreement, The 1959 Agreement and The 1979 Agreement, (i) the Peanuts Companies (A) exclusively own and possess all right, title and interest in and to the Owned IP Assets, and, (B) possess the right to use, pursuant to a license, sublicense or other legal rights, the Licensed Peanuts Assets, and (ii) the registered or issued Owned IP Assets are valid, subsisting, enforceable and in full force and effect. To the Knowledge of Seller, the operation of the Business, including, without limitation, the current use by the Peanuts Companies in the Business of the Peanuts IP Assets, does not violate, infringe, misappropriate, dilute, or breach, and since January 1, 2014 has not violated, infringed, misappropriated, diluted, or breached, any Intellectual Property of any Third Party.

(d)                Except as set forth in Section 4.12(d) of the Seller Disclosure Letter, since January 1, 2013, no written claims have been received by any Peanuts Company and, to the Knowledge of Seller, no verbal claims have been received from any Third Party to the effect that such Peanuts Company’s operation of its business, including its use of the Peanuts IP Assets, infringes, violates, misappropriates, dilutes or breaches any Intellectual Property of such other Person, except for infringements, violations or breaches which, if proved, would not, individually or in the aggregate, reasonably be expected to result in material costs or liabilities to the Business.

(e)                The Peanuts Companies have taken commercially reasonable measures consistent with reasonable industry practice to enforce their respective Intellectual Property in and to the Peanuts IP Assets against Third Parties, and to the Knowledge of Seller, there is no infringement, misappropriation, dilution, breach or violation of any of the Owned IP Assets by a Third Party which has had or would reasonably be expected to be, individually or in the aggregate, material to (i) Seller or Newco, taken as a whole, or (ii) the Business.

(f)                 Except as set forth in Section 4.12(f) of the Seller Disclosure Letter, no Orders to which any Peanuts Company is a party limit or restrict any Peanuts Company’s use of the Peanuts IP Assets in the Business, except for Orders which, individually or in the aggregate, would not reasonably be expected to be, individually or in the aggregate, material to (i) Seller or Newco, taken as a whole, or (ii) the Business.

(g)                Except as set forth in Section 4.12(g) of the Seller Disclosure Letter, the consummation of the transactions contemplated by this Agreement will not, under any Contract to which any Peanuts Company is a party: (i) result in the loss or impairment of any rights under, or the imposition of any Lien on, any of the Peanuts IP Assets that any Peanuts Company had in any of such Peanuts IP Assets immediately prior to the Closing Date or any Intellectual Property owned by Purchaser or its Affiliates, (ii) result in any Peanuts Company, Purchaser, or any of Purchaser’s Affiliates granting or assigning to any Person any right in or license to any Intellectual Property, (iii) result in any Peanuts Company, Purchaser, or any of Purchaser’s Affiliates being bound by or subject to any non-compete or other contractual restriction on the operation or scope of their respective businesses or (iv) obligate any Peanuts Company, Purchaser or any of its Affiliates to pay any royalties or other amounts to any Person in excess of the amounts that would have been payable by the Peanuts Companies for the same use absent the consummation of the transactions contemplated by this Agreement, except where such loss or impairment (in the case of clause (i)) or obligation to pay any royalties or other amounts (in the case of clause (ii)), would not, individually or in the aggregate, reasonably be expected to be material to (i) Seller or Newco, taken as a whole, or (ii) the Business.

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(h)                The Owned IP Assets are free and clear of all Liens, except (i) as provided under applicable Law, (ii) The 1950 Agreement, The 1959 Agreement or The 1979 Agreement, (iii) as set forth on Section  4.12(h) of the Seller Disclosure Letter, (iv) Liens that do not interfere with the use or detract from the value of such Owned IP Assets, or (v) Permitted Liens.

(i)                 Section 4.12(i) of the Seller Disclosure Letter lists all of the characters associated with the “PEANUTS” brand.

(j)                 Section 4.12(j) of the Seller Disclosure Letter sets forth a true, correct and complete list of all material software, the Intellectual Property rights in which are exclusively owned by any Peanuts Company and used by such Peanuts Company in the Business (“Peanuts Software”). Subject to provisions of applicable Law and except as set forth on Section 4.12(j) of the Seller Disclosure Letter, the Peanuts Companies are the sole and exclusive owners of all right and title and interest in and to the Peanuts Software, free and clear of Liens, other than Permitted Liens.

(k)                Copyright Termination.

(i)                 Except as set forth in Section 4.12(k)(i) of the Seller Disclosure Letter, since June 3, 2010, neither Seller, Newco nor any of the Peanuts Companies have received a written copyright termination notice (under 17 U.S.C. Section 203 or Section 304(c) or otherwise) from any Person purporting to terminate any assignment of copyright associated with any of the Peanuts IP Assets that was originally the subject of an assignment by Charles M. Schulz to United Feature Syndicate Inc. pursuant to the terms of the UFS Agreements, other than the Notice of Termination, dated as of May 2, 2017, sent by [* - identities redacted as personal information] (collectively, the “Schulz Heirs”) to Peanuts Worldwide LLC concerning certain copyright grants under the UFS Agreements (the “2017 Notice of Termination”).

(ii)               All of the copyrights that were the subject of the 2017 Notice of Termination were effectively and irrevocably re-granted to Peanuts Worldwide LLC by the Schulz Heirs (in conformity with the provisions of 17 U.S.C. Section 203(b)(4) and Section 304(c)(6)(D)) pursuant to an Agreement, dated as of May 3, 2017, and, as such, said copyrights, as re-granted to Peanuts Worldwide LLC by the Schulz Heirs, are no longer subject to statutory termination by any Person.

(iii)             The Assignment by the Trustees of the Schulz Family Renewal Copyright Trust to United Feature Syndicate Inc., dated as of September 1, 1979, of the “Heirs Renewal Copyrights” under the 1979 UFS Agreement effected a valid assignment and transfer to United Feature Syndicate Inc. of the copyrights covered by such Assignment; except as set forth in Section 4.12(k)(iv) of the Seller Disclosure Letter, such copyrights, as granted to United Feature Syndicate Inc., are no longer subject to statutory termination by any Person.

(iv)              Except as set forth in Section 4.12(k)(iv) of the Seller Disclosure Letter, none of the copyrights owned by the Peanuts Companies with respect to the Peanuts IP Assets that are necessary for the conduct of the Business, as presently conducted, are subject to any further statutory right of copyright termination (under 17 U.S.C. Section 203 or 304(c) or otherwise) by any Person.

4.13           Compliance with Laws.

The Peanuts Companies hold all Governmental Authorizations necessary for the lawful conduct of the Business, and each such Governmental Authorization is valid and in full force and effect in all material respects. No Peanuts Company is in violation of any Governmental Authorizations or Law or Order and the Business is being and has been, since January 1, 2016, conducted in compliance in all material respects with all applicable Laws and Orders. Seller is not in violation of any Law or Order, which violation would, individually or in the aggregate, reasonably be expected to result in material costs or liabilities to (i) Seller or Newco, taken as a whole, or (ii) the Business.

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4.14           Finders; Brokers.

Except as set forth on Section 4.14 of the Seller Disclosure Letter, no agent, broker, Person or firm acting on behalf of Seller, Newco, the Peanuts Companies or any of their respective Affiliates is, or shall be, entitled to any broker’s fees, finder’s fees or commissions from Purchaser in connection with this Agreement or any of the transactions contemplated hereby.

4.15           Employees.

(a)                Neither Seller, Newco nor any Peanuts Company maintains any deferred compensation, incentive compensation, stock purchase, stock option or other equity compensation plan, program, agreement or arrangement; any severance or termination pay, medical, surgical, hospitalization, life insurance or other “welfare” plan, fund or program (within the meaning of Section 3(1) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)); any profit-sharing, stock bonus or other “pension” plan, fund or program (within the meaning of Section 3(2) of ERISA); any employment, termination or severance agreement; and any other employee benefit plan, fund, program, agreement or arrangement. Neither Seller, Newco nor any Peanuts Companies is a party to any agreement, contract, arrangement, or plan that has resulted or would result, separately or in the aggregate, in the payment of any “excess parachute payment” within the meaning of IRC §280G (or any corresponding provision of state, local or non-U.S. Tax Law). None of Seller, Newco or any Peanuts Company, nor any of their respective Subsidiaries, has, at any time within the last six years, ever sponsored, maintained, participated in or had any obligation to contribute to (or been under common control with an employer which sponsored, maintained, participated in or contributed to), or otherwise has any liability with respect to, any “defined benefit plan,” as defined in Section 3(35) of ERISA, a pension plan subject to the minimum funding standards of Section 302 of ERISA or Section 412 of the Code, or a “multiemployer plan,” as defined in Section 3(37) of ERISA. Neither Seller, Newco nor any Peanuts Company, nor any of their respective Subsidiaries, has any liability for excise taxes under Code Section 4980H, nor, to the Knowledge of Seller, do any facts exist that would give rise to any such liability.

(b)                Section 4.15(b) of the Seller Disclosure Letter contains:

(i)                 a true, correct and complete list, as of the date of this Agreement, of the following information for each Business Employee: name; employment location; job title; current base salary and any 2018 target bonus; and hire date;

(ii)               a true, correct and complete list of all written employment or severance agreements with any Business Employee; and

(iii)             a true, correct and complete list of all union contracts, collective bargaining agreements or other similar labor agreements related to Business Employees.

(c)                There is not presently pending or existing, and to the Knowledge of Seller, there is not threatened, with respect to any Business Employee, (i) any strike, slowdown, picketing, boycott or work stoppage; (ii) any organizing effort, question concerning representation, or application for certification of a collective bargaining agent; or (iii) any unfair labor practice.

(d)                No Proceeding in respect to any Business Employee is pending or, to the Knowledge of Seller, threatened by or on behalf of any past, present, or prospective Business Employee with respect to discrimination, harassment, wrongful termination, workers’ compensation, or any other Law or Order related to employment. To the Knowledge of Seller, there is no violation of any Contract with any Business Employee. Seller, Newco and each Peanuts Company is in compliance in all material respects with all Laws and Orders related to Business Employees.

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4.16           Certain Payments.

Since January 1, 2014 with respect to Seller and the Peanuts Companies and since inception with respect to Newco, neither Seller, Newco nor any Peanuts Company or, to the Knowledge of Seller, any agent, employee or other Person associated with or acting for or on behalf of any of Seller, Newco or any Peanuts Company, has directly or indirectly (a) made any contribution, gift, bribe, rebate, payoff, influence payment, kickback or other payment to any Person, private or public, regardless of form, whether in money, property or services (i) to obtain favorable treatment in securing business for the Business, (ii) to pay for favorable treatment for business secured for the Business, or (iii) in violation of any Law or Order applicable to the Business, or (b) established or maintained any fund or asset owned or controlled by Seller, Newco or any Peanuts Company that has not been recorded in the books and records of Seller, Newco or the Peanuts Companies.

4.17           Accounts Receivable.

The accounts receivable that are reflected in the Financial Statements (collectively, the “Business Accounts Receivable”) include all accounts receivable for the Peanuts Companies and represent estimates in U.S. dollars of earned royalty payments or fixed-amount advance and guaranteed royalty payments to be made to the Peanuts Companies by licensees of the Business in the ordinary course of business. Section 4.17 of the Seller Disclosure Letter contains a list, true, correct and complete in all material respects, of the Business Accounts Receivable as of December 31, 2017, derived from the books and records of the Peanuts Companies, consistent with past practice. The reserves for bad debt shown on the Financial Statements are, to the Knowledge of Seller, adequate and calculated consistently with past practice. All Business Accounts Receivable have arisen in the ordinary course of business and are estimates of valid obligations due to the Peanuts Companies arising out of bona fide Contracts or other arrangements between the Peanuts Companies, on the one hand, and their respective counterparties, on the other hand.

4.18           Transactions with Affiliates.

Except as described on Section 4.18 of the Seller Disclosure Letter, there are no services currently being provided to the Business by DHX, Seller, Newco or any Affiliate thereof that are material to the Business, and no contracts that are currently in effect between or among the Peanuts Companies and DHX, Seller, Newco or any Affiliate thereof.

4.19           Insurance.

(a)                Seller or its Affiliates maintain adequate and reasonable insurance with respect to the Business and is in compliance in all material respects with all insurance policies, including coverage requirements thereunder, applicable to the Business. All such policies are in full force and effect as of the date hereof.

(b)                Neither Seller, Newco nor any Peanuts Company has claimed any losses for the current policy year or in any of the three preceding policy years under any policy that provides coverage to Seller, Newco or the Peanuts Companies.

(c)                To the Knowledge of Seller, neither Seller, Newco nor any Peanuts Company has received any notice of refusal of coverage or any notice that a defense will be afforded with reservation of rights, or any notice of cancellation or any other indication that any insurance policy is no longer in full force or effect or will not be renewed or that the issuer of any policy is not willing or able to perform its obligations thereunder, any of which individually, or all of which in the aggregate, would be material to (i) Seller or Newco, taken as a whole, or (ii) the Business.

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4.20           No Material Adverse Effect.

Since the Balance Sheet Date, through the date of this Agreement, there has been no change, circumstance, occurrence, event, development or effect that, individually or in the aggregate, is, has or would reasonably be expected to have a Material Adverse Effect.

4.21           Exclusivity of Representations.

THE REPRESENTATIONS AND WARRANTIES BY SELLER CONTAINED IN ARTICLE IV AND ANY OTHER TRANSACTION DOCUMENT CONSTITUTE THE SOLE AND EXCLUSIVE REPRESENTATIONS AND WARRANTIES OF SELLER TO PURCHASER IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY, AND PURCHASER UNDERSTANDS, ACKNOWLEDGES AND AGREES THAT ALL OTHER REPRESENTATIONS AND WARRANTIES OF ANY KIND OR NATURE EXPRESS OR IMPLIED ARE SPECIFICALLY DISCLAIMED BY SELLER.

Article V

Representations and warranties of Purchaser

Except as set forth in the disclosure letter (the “Purchaser Disclosure Letter”) delivered by Purchaser to Seller concurrently with the execution of this Agreement (it being agreed that any matter disclosed pursuant to any section of the Purchaser Disclosure Letter shall be deemed disclosed for purposes of any other section of the Purchaser Disclosure Letter to the extent the applicability of the disclosure to such other section is reasonably apparent on the face of such disclosure), Purchaser hereby represents and warrants to Seller as follows:

5.1               Corporate Due Organization, Good Standing and Corporate Power.

Purchaser is a corporation duly organized, validly existing and in good standing (or the equivalent thereof, if applicable) under the Laws of Japan and has all requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted.

5.2               Authorization; Noncontravention.

(a)                Purchaser has the requisite corporate power and authority and has taken all corporate or other action necessary to execute and deliver this Agreement, the other Transaction Documents to which Purchaser is a party and all other instruments and agreements to be delivered by Purchaser as contemplated hereby, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance by Purchaser of this Agreement, the other Transaction Documents to which Purchaser is a party and all other instruments and agreements to be delivered by Purchaser as contemplated hereby, the consummation by it of the transactions contemplated hereby and thereby and the performance of its obligations hereunder and thereunder have been, and in the case of documents required to be delivered at the Closing will be, duly authorized and approved by the board of directors or other governing body of Purchaser. This Agreement has been, and all other Transaction Documents to which Purchaser is a party and instruments and agreements to be executed and delivered by Purchaser as contemplated hereby will be, duly executed and delivered by Purchaser. Assuming that this Agreement and all such other Transaction Documents, instruments and agreements constitute valid and binding obligations of Seller and each other Person (other than Purchaser) party thereto, this Agreement and all such other Transaction Documents, instruments and agreements constitute valid and binding obligations of Purchaser, enforceable against Purchaser in accordance with the terms thereof, except to the extent that such enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting the enforcement of creditors’ rights generally and by general equitable principles (whether considered in a proceeding in equity or at law).

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(b)                The execution and delivery of this Agreement, the other Transaction Documents to which Purchaser is a party and all other instruments and agreements to be delivered by Purchaser as contemplated hereby do not, and the consummation of the transactions contemplated hereby and thereby will not, (i) conflict with any of the provisions of the certificate of incorporation or by-laws or similar governance documents of Purchaser, in each case, as amended to the date of this Agreement, (ii) conflict with or result in a breach of, or constitute a default under, or result in the acceleration of any obligation or loss of any benefits under, any Contract or other instrument to which Purchaser is a party or by which Purchaser or any of its properties or assets are bound or (iii) subject to receipt of the consents, approvals, authorizations, declarations, filings and notices referred to in Section 5.3 of the Purchaser Disclosure Letter, contravene any Law or any Order applicable to Purchaser or by which any of its properties or assets are bound, except in the case of clauses (ii) and (iii) above, for such conflicts, breaches, defaults, consents, approvals, authorizations, declarations, filings or notices which do not and would not reasonably be expected to, individually or in the aggregate, prevent, materially delay or impair Purchaser’s ability to consummate the transactions contemplated by this Agreement.

5.3               Consents and Approvals.

Except as set forth in Section  5.3 of the Purchaser Disclosure Letter, no consent of or filing with any Governmental Entity or any other Person must be obtained or made by Purchaser in connection with the execution and delivery by Purchaser of this Agreement or the other Transaction Documents to which Purchaser is a party or the consummation by Purchaser of the transactions contemplated by this Agreement or such other Transaction Documents, except for any consents, approvals, authorizations or filings, which have been obtained or made or, if not made or obtained, do not and would not reasonably be expected to, individually or in the aggregate, prevent, materially delay or impair Purchaser’s ability to consummate the transactions contemplated by this Agreement.

5.4               Available Funds.

Purchaser will have, on the Closing Date, unrestricted cash on hand and, if necessary, unrestricted cash available to it under credit facilities in place sufficient to pay all amounts to be paid or repaid by Purchaser under this Agreement (whether payable on or after the Closing) and all of Purchaser’s and its Affiliates’ fees and expenses associated with the transactions contemplated in this Agreement.

5.5               Litigation.

There is no action, suit or proceeding at law or in equity, or arbitration by, before or against, any Governmental Entity or any other Person pending, or, to the Knowledge of Purchaser, threatened in writing, against or affecting Purchaser, or any of its properties or rights, which if determined adversely would reasonably be expected to, individually or in the aggregate, prevent, materially delay or impair Purchaser’s ability to consummate the transactions contemplated by this Agreement. Purchaser is not subject to any Order which seeks to or would reasonably be expected to, individually or in the aggregate, prevent, materially delay or impair Purchaser’s ability to consummate the transactions contemplated by this Agreement.

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5.6               Finders; Brokers.

Except as set forth in Section 5.6 of the Purchaser Disclosure Letter, no agent, broker, Person or firm acting on behalf of Purchaser or any of its Affiliates is or shall be entitled to any broker’s fees, finder’s fees or commissions from Seller or any of its Affiliates in connection with this Agreement or any of the transactions contemplated hereby.

5.7               Investigation and Acknowledgment by Purchaser.

Purchaser has conducted its own independent investigation, verification, review and analysis of the Peanuts Companies, the Business and the results of operations, financial condition, software, technology and prospects of the Business, which investigation, review and analysis was conducted by Purchaser and its Affiliates and, to the extent Purchaser deemed appropriate, by Purchaser’s Representatives. Purchaser acknowledges that it and its Representatives have been provided adequate access to the personnel, properties, premises and records of the Business. Purchaser acknowledges that the representations and warranties contained in this Agreement and the other Transaction Documents are exclusive of any other representations and warranties, express or implied, and that neither Seller nor any of its Affiliates, Representatives or any other Person makes or has made any representation or warranty, either express or implied, as to the accuracy or completeness of any of the information provided or made available to Purchaser or any of its Affiliates and Representatives, except as and only to the extent expressly set forth in this Agreement and subject to the limitations and restrictions contained in this Agreement or the other Transaction Documents.

5.8               Exclusivity of Representations.

THE REPRESENTATIONS AND WARRANTIES BY PURCHASER CONTAINED IN Article V AND ANY OTHER TRANSACTION DOCUMENT CONSTITUTE THE SOLE AND EXCLUSIVE REPRESENTATIONS AND WARRANTIES OF PURCHASER TO SELLER IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY, AND SELLER UNDERSTANDS, ACKNOWLEDGES AND AGREES THAT ALL OTHER REPRESENTATIONS AND WARRANTIES OF ANY KIND OR NATURE EXPRESS OR IMPLIED ARE SPECIFICALLY DISCLAIMED BY PURCHASER.

Article VI

COVENANTS

6.1               Access to Information Concerning Properties and Records.

(a)                During the period from the date of this Agreement through and including the earlier of (i) the date this Agreement is validly terminated in accordance with Section 9.1 and (ii) the Closing Date, Seller shall, and shall cause Newco and the Peanuts Companies to, upon reasonable prior notice and during regular business hours, afford Purchaser and its Representatives reasonable access to the personnel, properties, and books and records, of Seller, Newco and the Peanuts Companies relating to the Business to the extent Purchaser reasonably believes necessary or advisable to familiarize itself with such properties and other matters and as Purchaser may reasonably request, provided that Seller may restrict the foregoing access to the extent that in the reasonable judgment of Seller, any applicable Law requires it to restrict such access and provided, further, that such access shall not unreasonably disrupt the operations of Seller or any of its Affiliates. Notwithstanding anything to the contrary contained in this Agreement, Seller shall not be required to provide any information or access that Seller reasonably believes could violate applicable Law, rules or regulations or the terms of any Contract or cause the waiver of attorney/client or similar privilege.

(b)                Purchaser hereby agrees that it is not authorized to and shall not (and shall not permit any of its Representatives to) contact any competitor, contractor, vendor, supplier, distributor, customer, agent or Representative of Seller or the Peanuts Companies with respect to the Business or the transactions contemplated hereby prior to the Closing without the prior written consent of Seller. For the avoidance of doubt, this provision does not restrict Sony Creative Products Inc. or its Affiliates from its activities under the Sony Agency Agreement.

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6.2               Conduct of Seller, Newco and the Business.

During the period from the date of this Agreement through and including the earlier of (x) the date this Agreement is validly terminated in accordance with Section 9.1 and (y) the Closing Date, except with the prior written consent of Purchaser (which consent shall not be unreasonably withheld, delayed or conditioned) or as required by any Law, Seller shall, and shall cause Newco and the Peanuts Companies (as applicable) to:

(a)                (i) in the case of Seller (other than in connection with the business of Shortcake IP Holdings LLC) prior to the consummation of the DHX Contribution and Newco after the consummation of the DHX Contribution, not hold or own any assets other than the Peanuts Interests, incur any liabilities of any nature (whether known or unknown and whether absolute, accrued, contingent or otherwise), other than liabilities for Taxes, filing fees and other amounts imposed pursuant to applicable Law, or engage in any business activities other than holding and owning the Peanuts Interests and actions related thereto pursuant to, and in accordance with, the Peanuts Operating Agreement; and (ii) in the case of the Peanuts Companies, conduct the Business substantially in the ordinary course of business;

(b)                in the case of Seller (other than in connection with the business of Shortcake IP Holdings LLC) prior to the consummation of the DHX Contribution and Newco after the consummation of the DHX Contribution, not (i) issue, sell, pledge, dispose of, encumber or transfer any of its Equity Interests, (ii) reclassify, combine, split, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of its Equity Interests; or (iii) declare, set aside or pay any dividend or other distribution in respect of any of its Equity Interests, to the extent such dividend or other distribution would cause the Closing Cash to be less than the amount specified in Section 6.9;

(c)                in the case of Seller prior to the consummation of the DHX Contribution and Newco after the consummation of the DHX Contribution, comply in all material respects with all requirements of the Peanuts Operating Agreement;

(d)                maintain in full force and effect all material Registered Intellectual Property, including, without limitation, filing all documentation in connection therewith and making payment of all renewal and maintenance fees due prior to the Closing Date;

(e)                not sell, transfer, assign, dispose, or license (except for licenses in the ordinary course of business) any of the Owned IP Assets, other than the lapse of any immaterial trademark, copyright or other intellectual property rights in the ordinary course of business, and other than a Permitted Asia Transaction (as defined in the Newco Operating Agreement);

(f)                 comply in all material respects with all requirements of all applicable Laws and Orders;

(g)                use reasonable efforts in accordance with past practice to preserve intact its current business organization, keep available the services of its current employees and agents, and maintain business relations and goodwill with suppliers, customers, landlords, creditors, employees, agents, licensees, clients and others having business relationships with it that are material to the Business;

(h)                not (i) file any amended material Returns for periods (or portions thereof) ending on or prior to the Closing Date or (ii) settle any Tax Contests with any Governmental Entity that would result in any material Tax liability to Purchaser or any of the Peanuts Companies;

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(i)                 not permit, allow or suffer any asset of the Business to become subjected to any Lien other than Permitted Liens, other than in the ordinary course, except to the extent any such Lien is released or fully discharged at or prior to Closing; and

(j)                 not approve or take any action requiring the consent of the board of managers or the members of the Company under Sections 5.06 or 5.07 of the Peanuts Operating Agreement, but solely to the extent that Purchaser would have a consent right with respect to such approval or action pursuant to Section 6.7 of the Amended and Restated Operating Agreement, if such Agreement was then in effect.

6.3               Efforts to Close; Antitrust Laws.

(a)                Except as otherwise provided in this Section 6.3, Purchaser and Seller shall, and shall cause their respective Affiliates and Representatives to, cooperate and use their respective commercially reasonable efforts to take, or cause to be taken, all appropriate action, and to make, or cause to be made, all filings necessary, proper or advisable under applicable Laws and to consummate and make effective the transactions contemplated by this Agreement, including their respective commercially reasonable efforts to obtain, prior to the Closing Date, all Permits, consents, approvals, authorizations, qualifications and Orders of Governmental Entities as are necessary for consummation of the transactions contemplated by this Agreement and to fulfill the conditions to consummation of the transactions contemplated hereby set forth in Section 7.2 and Section 7.3; provided that no party hereto shall incur any expense that would be payable by any other party hereto without the written consent of such other party.

(b)                Purchaser and Seller shall make or cause to be made all filings and submissions required under any applicable Laws of any jurisdiction relating to antitrust or competition (collectively, “Antitrust Laws”) in order to consummate the transactions contemplated by this Agreement or the other Transaction Documents (collectively, “Antitrust Filings”), and Purchaser and Seller shall each pay 50% of the required filing fees related thereto. Purchaser and Seller shall use their respective reasonable best efforts to cause the expiration or termination of the applicable waiting period under any Antitrust Laws as promptly as practicable.

(c)                Purchaser and Seller shall consult and cooperate with one another in connection with the preparation of their respective Antitrust Filings, and consider in good faith the views of the other party, in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party in connection with proceedings under or relating to any Antitrust Laws and in connection with resolving any investigation or other inquiry concerning the purchase and sale of the Newco Interest or any of the other transactions contemplated by this Agreement or the other Transaction Documents initiated by any Governmental Authority having jurisdiction with respect thereto.

(d)                Nothing in this Agreement shall require Purchaser or Seller or any of their respective Affiliates to: (i) agree to sell, hold, divest, discontinue or limit, before or after the Closing Date, any assets, businesses or interests of Purchaser or Seller or any of their respective Affiliates, including Newco, the Company or the other Peanuts Companies; (ii) agree to any conditions relating to, or changes or restrictions in, the operations of any such assets, businesses or interests; (iii) agree to any modification or waiver of the terms and conditions of this Agreement or the other Transaction Documents; or (iv) initiate or defend any Proceeding relating to the transactions contemplated by this Agreement or the other Transaction Documents.

6.4               Public Announcements.

Seller and Purchaser each shall (a) consult with each other before either party or any of their Affiliates issue any public announcement with respect to the transactions contemplated by this Agreement, (b) provide to the other party for review a copy of any such public announcement and (c) not issue any such public announcement (including by an Affiliate) prior to such consultation and review and the receipt of the prior consent of the other party to this Agreement, unless required by applicable Law or regulations of any applicable stock exchange or in connection with any earning releases or periodic reports. In the case of clauses (a), (b) and (c) of this Section 6.4, the party required to issue the public announcement shall, prior to issuing such public announcement, use its commercially reasonable efforts to allow the other party reasonable time to comment on such announcement to the extent practicable.

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6.5               Notification of Certain Matters.

Each of Purchaser and Seller shall use its commercially reasonable efforts to promptly notify the other party of (a) any material actions, suits, claims or proceedings in connection with the transactions contemplated by this Agreement commenced or, to the Knowledge of Purchaser or the Knowledge of Seller, threatened, against Purchaser or Seller, as the case may be, or any of its Affiliates or (b) any other fact, action, circumstance, breach or event that would be reasonably likely to (i) result in the failure of any condition to Closing of the other party set forth in Article VII to be satisfied or (ii) restrict or delay in any material respect the performance of such party’s obligations under this Agreement.  No information provided or obtained pursuant to this Section 6.5 shall affect any representation or warranty in this Agreement.

6.6               Tax Matters.

(a)                Transfer Taxes. All stamp, transfer, documentary, sales and use, value added, registration and other such taxes and fees (including any penalties and interest) incurred in connection with this Agreement or the transactions contemplated hereby (collectively, the “Transfer Taxes”), shall be borne 50% by Purchaser and 50% by Seller. Purchaser shall properly file on a timely basis all necessary Returns and other documentation with respect to any Transfer Tax and provide to Seller evidence of payment of all Transfer Taxes, and Seller shall promptly reimburse Purchaser for its 50% of such Transfer Taxes. If required by applicable Law, the parties hereto shall, and shall cause their respective Affiliates to, join in the execution of any such Returns and other documentation; provided, however, that, to the extent that Seller is required to join in the execution of any such Return or documentation, Purchaser shall prepare and deliver to such Seller a copy of such Return at least five Business Days before the due date thereof and shall not file such Return without the consent of Seller, which consent shall not be unreasonably withheld, conditioned or delayed.

(b)                Tax Treatment. For federal and state income tax purposes, the parties agree that the acquisition of the Newco Interests by Purchaser from Seller for cash shall be treated and reported as the purchase of respective membership interests in the Company from Seller followed by a contribution of all of the Company membership interests held by Newco (and treated for tax purposes as momentarily held by Purchaser and Seller) to Newco in exchange for equity interests in Newco in a transaction intended to qualify under Section 721 of the Code as described in Revenue Ruling 99-5 and the parties will not take a position inconsistent with such treatment unless otherwise required by Law.

(c)                Section 754 Election. The Company shall make a valid and effective Code Section 754 election with respect to the purchase of the Newco Interest (and the deemed purchase of membership interests in the Company) pursuant to this Agreement. Purchaser, Newco, Seller and the Company and their respective tax advisors shall cooperate to determine the appropriate Tax Return(s) of the Company with which to include the Code Section 754 election. The Company shall make any such election available for Purchaser’s review and comment. Any tax items allocated by the Company to Newco that result from the basis adjustments arising from the transactions contemplated by this Agreement as a result of the Code Section 754 election shall be allocated by Newco to Purchaser (or its designated Affiliate).

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(d)                Purchase Price Allocation. The Purchase Price shall be allocated for U.S. federal income tax purposes (and any similar provision of state, local, or foreign Law) among the assets of the Company in sufficient detail so as to permit Seller to determine whether and to what extent Section 751 of the Code applies to the acquisition contemplated by this Agreement and to enable Purchaser to determine any basis adjustments pursuant to Section 743 of the Code resulting from such acquisition. Purchaser shall prepare and deliver to Seller the initial draft of the allocation within 60 Business Days following the Closing Date (the “Allocation”). If within 30 days of receipt of the Allocation, Seller notifies Purchaser that it objects to one or more items reflected on the Allocation, Seller and Purchaser shall negotiate in good faith to resolve such dispute.

(e)                Pre-Closing Taxes. All Returns, including any amendments thereto, for Taxes and Tax items relating to the operations or assets of the Peanuts Companies, that are imposed on the Peanuts Companies for the Pre-Closing Period (the “Non-Flow-Through Returns”) shall be prepared by the Company. Seller shall pay Purchaser an amount equal to 39.2% of any Taxes imposed on the Peanuts Companies with respect to such Non-Flow-Through Returns, solely to the extent that such Taxes arise or are otherwise attributable to income or operations during any Pre-Closing Period, and provided that such Taxes are not reflected in Closing Indebtedness or in the computation of Closing Working Capital.

6.7               Further Assurances.

At any time and from time to time after the Closing Date, without further consideration, each party hereto shall, at the reasonable request of the other party hereto, execute and deliver such further instruments of conveyance, assignment, assumption and transfer and take such further action as may be necessary or appropriate in order to effectuate the transactions contemplated by this Agreement.

6.8               Assignment of Certain Indemnification Rights and Proceeds.

Following the Closing, Seller will assign and pay over to Newco any indemnification proceeds Seller or any Affiliate thereof receives under the Membership Interest Purchase Agreement, dated as of May 9, 2017, by and among Icon NY Holdings LLC, IBG Borrower LLC, Iconix Brand Group, Inc., Seller and DHX (the “Iconix MIPA”) that relate to Seller’s acquisition of the Peanuts Interests or the Business; provided, however, that in the event Seller receives any indemnification proceeds under the Iconix MIPA related to a matter with respect to which Seller has or may be required to indemnify Purchaser pursuant to this Agreement, Seller’s obligation to assign and pay over such proceeds to Newco pursuant to this Section 6.8 shall be reduced by an amount equal to Seller’s indemnification liability to Purchaser under this Agreement.

6.9               Closing Cash.

The aggregate amount of Cash held by the Peanuts Companies as of the Closing (without giving effect to the transactions contemplated hereby) shall be sufficient to operate the Business in the ordinary course, which amount shall not be less than [* - threshold amount redacted as commercially sensitive information]. The Closing Cash shall be determined as of the Closing and calculated in accordance with IFRS applied using the same accounting methods, practices, principles, policies and procedures, with consistent classifications, judgments and valuation and estimation methodologies that were used in preparing the Balance Sheet and calculated in the manner set forth in Exhibit B attached hereto.

6.10           Initial Business Plan.

Prior to the Closing, Seller shall deliver an updated version of the Initial Business Plan (as defined in the Amended and Restated Operating Agreement) to Purchaser, which updated version shall include, except as otherwise mutually agreed in writing by the parties, the categories of information that, as reflected in the form of Initial Business Plan attached as Exhibit F to the Amended and Restated Operating Agreement, are to be provided by Seller prior to the Closing, including (a) the revenue information, analysis and projections and (b) the information relating to (i) marketing initiatives and (ii) contract renewal of worldwide and multi-territory licenses, agency agreements and other contracts with minimum guarantees equal to or greater than [* - threshold amount redacted as commercially sensitive information].

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Article VII

CONDITIONS PRECEDENT

7.1               Conditions to the Obligations of Each Party.

The respective obligations of Purchaser and Seller to consummate and to cause the consummation of the transactions contemplated by this Agreement are subject to the satisfaction or waiver in writing by Seller and Purchaser at or before the Closing Date of each of the following conditions:

(a)                Injunctions; Illegality. No Governmental Entity shall have issued, enacted, entered, promulgated or enforced any Law or Order (that is final and non-appealable and that has not been vacated, withdrawn or overturned) restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement.

(b)                Antitrust Approval. Antitrust approval in the jurisdictions set forth on Section 7.1(b) of the Seller Disclosure Letter shall have been obtained and shall be in full force and effect as of the Closing.

(c)                Beagle Scouts Consent. Seller shall have obtained and delivered to Purchaser an executed copy of the consent of the Beagle Scouts Members to the transactions contemplated by this Agreement and the other Transaction Documents, including to the execution and delivery by Peanuts Worldwide LLC of the Commercial Agreements, in form and substance satisfactory to Purchaser (the “Beagle Scouts Consent”).

7.2               Conditions to the Obligations of Purchaser.

The obligations of Purchaser to consummate and cause the consummation of the transactions contemplated by this Agreement are subject to the satisfaction or waiver by Purchaser on or prior to the Closing Date of the following further conditions:

(a)                Material Adverse Effect. There shall not have been since the Agreement Date any change, circumstance, occurrence, event, development or effect that, individually or in the aggregate, is, has or would reasonably be expected to have a Material Adverse Effect.

(b)                Performance. All other agreements and covenants of Seller to be performed prior to the Closing pursuant to this Agreement shall have been duly performed in all material respects.

(c)                Representations and Warranties.

(i)                 Each of the representations and warranties of Seller contained in Article IV (other than Fundamental Reps) shall be true and correct (without giving effect to any “material,” “materially,” “materiality,” “Material Adverse Effect,” “material adverse effect,” “material adverse change” or similar qualifiers contained in any of such representations or warranties) in all material respects as of the Closing Date (or if such representations or warranties are made as of a specified date, as of such specified date) as if made at and as of such date.

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(ii)               Each of the Fundamental Reps shall be true and correct in all respects as of the Closing Date (or if such representations or warranties are made as of a specified date, as of such specified date) as if made at and as of such date.

(d)                Consents.

(i)                 Seller shall have obtained and delivered to Purchaser an executed copy of the consent of the Required Lenders (as such term is defined in the Credit Agreement dated as of June 30, 2017 among DHX, each lender from time to time party thereto and Royal Bank of Canada, as Swingline Lender, L/C Issuer and Administrative Agent (as each term is defined therein)) in form and substance reasonably satisfactory to Purchaser.

(ii)               Seller shall have obtained and delivered to Purchaser executed copies of the consents or waivers set forth on Section  7.2(d) of the Seller Disclosure Letter, which, in each case, shall be (i) in form and substance reasonably satisfactory to Purchaser and (ii) sufficient to permit the consummation of the transactions contemplated by this Agreement.

(e)                DHX Contribution. The DHX Contribution shall have been consummated and the DHX Contribution Documents shall be in full force and effect as of the Closing and shall not have been modified, amended or supplemented.

(f)                 Closing Deliverables. Seller shall have delivered or caused to be delivered to Purchaser the items set forth in Section 2.2(b).

7.3               Conditions to the Obligations of Seller.

The obligations of Seller to consummate and to cause the consummation of the transactions contemplated by this Agreement are subject to the satisfaction or waiver by Seller, on or prior to the Closing Date, of the following further conditions:

(a)                Performance. All of the agreements and covenants of Purchaser to be performed prior to the Closing pursuant to this Agreement shall have been duly performed in all material respects.

(b)                Representations and Warranties.

(i)                 Each of the representations and warranties of Purchaser contained in Article V (other than the representations and warranties contained in Sections 5.1, 5.2(a) and 5.6) shall be true and correct in all material respects at and as of the Closing Date (or if such representations or warranties are made as of a specified date, as of such specified date) as if made at and as of such date.

(ii)               Each of the representations and warranties of Purchaser contained in Sections 5.1, 5.2(a) and 5.6 shall be true and correct in all respects at and as of the Closing Date (or if such representations or warranties are made as of a specified date, as of such specified date) as if made at and as of such date.

(c)                Closing Deliverables. Purchaser shall have delivered or caused to be delivered to Seller the items set forth in Section 2.2(c).

7.4               Frustration of Closing Conditions.

Neither Purchaser nor Seller may rely on the failure of any condition set forth in this Article VII to be satisfied if such failure were caused by such party’s failure to act in good faith or such party’s failure to comply with Section 6.3.

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Article VIII

INDEMNIFICATION; REMEDIES

8.1               General Indemnification by Seller.

Following the Closing, and subject to the provisions of this Article VIII, Seller shall indemnify and hold harmless Purchaser and its Representatives and Affiliates (collectively, the “Purchaser Indemnified Persons”) for, and shall pay to the Purchaser Indemnified Persons the amount of, any loss, liability, claim, damage, cost, penalty, fine, judgment, expense (including reasonable out-of-pocket attorneys’ fees), whether or not involving a Third Party claim, but excluding any punitive damages (except to the extent actually paid in connection with a Third Party claim) (collectively, “Damages”), arising out of or resulting from: (a) any breach of any representation or warranty made by Seller in this Agreement; and (b) any breach by Seller of any covenant or obligation of Seller in this Agreement.

8.2               Tax Indemnification by Seller.

After Closing, Seller shall indemnify and hold harmless the Purchaser Indemnified Persons from and against (a) all Taxes, including unemployment insurance premiums (or the non-payment thereof), of the Peanuts Companies for the Pre-Closing Period and (b) any and all Taxes of any member of an affiliated, consolidated, combined, or unitary group of which any Peanuts Company is or was a member during the Pre-Closing Period, including pursuant to IRS regulation §1.1502-6 or any analogous or similar state, local or non-U.S. Law.

8.3               Indemnification by Purchaser.

Following the Closing, Purchaser shall indemnify and hold harmless Seller and its Representatives and Affiliates (collectively, the “Seller Indemnified Persons”) for, and shall pay to the Seller Indemnified Persons the amount of any Damages arising out of or resulting from: (a) any breach of any representation or warranty made by Purchaser in this Agreement, or (b) any breach by Purchaser of any covenant or obligation of Purchaser in this Agreement.

8.4               Time Limitations.

Seller will not be liable (for indemnification or otherwise) with respect to any representation or warranty, or covenant or obligation to be performed and complied with prior to the Closing Date, other than those in Sections 4.1, 4.2(a), 4.2(c), 4.3, 4.4, 4.6(b), 4.11, 4.14 (the “Fundamental Reps”), or Sections 4.7, 4.12 or 4.18 (the “Designated Reps”), unless on or before [* - time limit redacted as highly negotiated and commercially sensitive term] of the Closing Date, Purchaser notifies Seller in writing of a claim. A claim with respect to the Fundamental Reps may be made by Purchaser [* - time limit redacted as highly negotiated and commercially sensitive term] and not otherwise. A claim with respect to the Designated Reps may be made by Purchaser [* - time limit redacted as highly negotiated and commercially sensitive term] and not otherwise. If the Closing occurs, Purchaser will not be liable (for indemnification or otherwise) with respect to any representation or warranty, or covenant or obligation to be performed and complied with prior to the Closing Date, unless, on or before [* - time limit redacted as highly negotiated and commercially sensitive term] of the Closing Date, Seller notifies Purchaser in writing of a claim. All claims shall specify the factual basis of that claim in reasonable detail to the extent then known by such party initiating the claim. Each of the covenants and agreements of Seller set forth in this Agreement shall expire on the Closing Date, provided that the covenants and agreements contained herein requiring performance after the Closing Date shall survive in accordance with their terms.

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8.5               Limitations as to Amount.

(a)                Subject to the limitations described in Section 8.5(f), Seller shall have no liability with respect to claims for indemnification by the Purchaser Indemnified Persons, and Purchaser shall have no liability with respect to claims for indemnification by the Seller Indemnified Persons, until (and only to the extent that) the total of all Damages with respect to claims for indemnification under this Agreement, in the aggregate, exceed an amount equal to [* - indemnity basket amount redacted as highly negotiated and commercially sensitive term] (the “Basket”), which amount shall be treated as a deductible for purposes of this Article VIII.

(b)                Subject to the limitations described in Section 8.5(f), in no event shall the Purchaser Indemnified Persons or Seller Indemnified Persons, as the case may be, be entitled to recover Damages from the other in excess of an amount equal to [* - indemnity limit amount redacted as highly negotiated and commercially sensitive term] in the aggregate with respect to claims for indemnification under this Agreement (the “Cap”); provided that the Cap shall be reduced from time to time to reflect payments for indemnification for which the Cap applies.

(c)                The Purchaser Indemnified Persons’ right to indemnification shall be reduced to the extent that the subject matter of any claim is actually paid to (i) a Purchaser Indemnified Person or (ii) Newco (solely for breaches of Seller representations and warranties that cover the Peanuts Companies or Business and not Newco or Seller) pursuant to any insurance policy, warranty or indemnification from a Third Party. In the case of payments to Newco, the Purchaser Indemnified Persons’ right to indemnification shall be reduced by an amount equal to 49% of the amount actually paid to Newco.

(d)                No party hereto shall be obligated to indemnify any other Person with respect to any (i) representation, warranty, covenant or condition specifically waived in writing by the other party on or prior to the Closing or (ii) any Damages with respect to any matter if and to the extent such matter was included in the calculation of the Working Capital Adjustment, as finally determined pursuant to Section 3.2.

(e)                Subject to Section 10.10, and except with respect to any claim for actual fraud, the remedies provided in this Article VIII shall be exclusive and shall preclude other remedies that may be available to Seller, Purchaser, the Seller Indemnified Persons or the Purchaser Indemnified Persons.

(f)                 Notwithstanding anything in this Section 8.5 to the contrary, neither the Basket nor the Cap shall apply to Damages arising out of or related to (i) breaches by Seller of any Fundamental Rep, (ii) matters covered by Section 8.1(b), Section 8.2 or Section 8.3(b) or (iii) actual fraud; provided, however, that in no event shall the Purchaser Indemnified Persons be entitled to recover Damages from Seller with respect to the matters described in the immediately preceding clauses (i) and (ii) in an aggregate amount, together with all other claims for Damages paid or payable under this Article VIII, in excess of [* - indemnity limit amount redacted as highly negotiated and commercially sensitive term].

8.6               Procedure for Indemnification – Third Party Claims.

(a)                Promptly after receipt by a party indemnified under Section 8.1, 8.2 or 8.3 of notice of the commencement of any Proceeding against it, by a Third Party, any indemnified party will, if a claim is to be made against an indemnifying party under such Section, give written notice to the indemnifying party of the commencement of such claim, but the failure to notify the indemnifying party will not relieve the indemnifying party of any liability that it may have to any indemnified party, except to the extent that the indemnifying party demonstrates that the defense of such action is prejudiced by the indemnified party’s failure to give such notice.

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(b)                If any Proceeding referred to in Section 8.6(a) is brought against an indemnified party and it gives written notice to the indemnifying party of the commencement of such Proceeding, the indemnifying party may elect to assume the defense of such Proceeding with counsel reasonably satisfactory to the indemnified party (unless the indemnifying party is also a party to such Proceeding and the indemnified party determines in good faith that joint representation would be inappropriate under applicable standards of legal ethics) and, after written notice from the indemnifying party to the indemnified party of its election to assume the defense of such Proceeding, the indemnifying party shall not, as long as it diligently conducts such defense, be liable to the indemnified party under this Article VIII for any fees of other counsel or any other expenses with respect to the defense of such Proceeding, in each case subsequently incurred by the indemnified party in connection with the defense of such Proceeding. If the indemnifying party assumes the defense of a Proceeding, no compromise or settlement of such claims may be effected by the indemnifying party without the indemnified party’s consent (which consent shall not be unreasonably withheld, conditioned or delayed) unless (i) the compromise or settlement does not involve any statement, finding or admission of any fault of, breach of Contract by, or violation of Law by, the indemnified party, and (ii) the sole relief provided is monetary damages that are paid in full by the indemnifying party. If written notice is given to an indemnifying party of the commencement of any Proceeding and the indemnifying party does not, within 30 days after the indemnified party’s notice is given, give written notice to the indemnified party of its election to assume the defense of such Proceeding, the indemnified party may assume control of the defense of such Proceeding with counsel of its own choosing, at the cost of the indemnifying party, and the indemnifying party will be bound by any determination made in such Proceeding or any compromise or settlement effected by the indemnified party.

(c)                Each party shall make available to the other all records and other materials reasonably required to contest any claim and shall cooperate fully with the other in the defense of all such claims. Information disclosed by one party to the other shall be kept confidential.

8.7               Adjustment to Purchase Price.

The parties agree that any indemnification payment made pursuant to this Agreement (including 49% of any indemnification payment pursuant to Section 6.8) shall be treated as an adjustment to the Purchase Price for Tax purposes, unless a Final Determination with respect to the indemnitee or any of its Affiliates causes any such payment not to be treated as an adjustment to the Purchase Price for federal income Tax purposes. For the purposes of this Agreement, “Final Determination” shall mean (a) with respect to federal income Taxes, a “determination” as defined in Section 1313(a) of the Code or execution of an IRS Form 870-AD and, (b) with respect to Taxes other than federal income Taxes, any final determination of liability in respect of a Tax that, under applicable Law, is not subject to further appeal, review or modification through a Proceeding or otherwise (including the expiration of a statute of limitations or a period for the filing of claims for refunds, amended Tax Returns or appeals from adverse determinations).

8.8               Damages.

For purposes of determining the amount only of any Damages in connection with this Article VIII, all representations and warranties made by Seller or Purchaser that are qualified by “material,” “Material Adverse Change” or “Material Adverse Effect” shall be deemed to be not so qualified.

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Article IX

TERMINATION

9.1               Termination Events.

This Agreement may be terminated and the transactions contemplated by this Agreement may be abandoned, at any time prior to the Closing:

(a)                by mutual written consent of Seller and Purchaser;

(b)                by either Seller or Purchaser, if:

(i)                 any court or other Governmental Entity shall have issued, enacted, entered, promulgated or enforced any Law or Order (that is final and non-appealable and that has not been vacated, withdrawn or overturned) restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement, provided that the party seeking to terminate pursuant to this Section  9.1(b)(i) shall have complied with its obligations, if any, under Section 6.3; or

(ii)               the Closing Date shall not have occurred on or prior to the date that is 60 days from the date of this Agreement (the “End Date”), provided that neither party may terminate this Agreement pursuant to this Section 9.1(b)(ii) if such party is in material breach of this Agreement; provided, further, that either party may extend the End Date for up to 60 days if all of the other conditions to the Closing are satisfied or capable of being satisfied and the sole reason that the Closing has not occurred is that the condition set forth in Section 7.1(b) has not been satisfied because of the failure to obtain any applicable Antitrust approval;

(c)                by Seller, if: (i) any of the representations and warranties of Purchaser contained in Article V shall fail to be true and correct or (ii) there shall be a breach by Purchaser of any covenant or agreement of Purchaser in this Agreement that, in either case, (x) would result in the failure of a condition set forth in Section 7.3(a) or Section 7.3(b) and (y) which is not curable or, if curable, is not cured upon the occurrence of the earlier of (1) the 30th day after written notice thereof is given by Seller to Purchaser and (2) the day that is five Business Days prior to the End Date, provided that Seller may not terminate this Agreement pursuant to this Section  9.1(c) if Seller is in material breach of this Agreement; or

(d)                by Purchaser, if: (i) any of the representations and warranties of Seller contained in Article IV shall fail to be true and correct or (ii) there shall be a breach by Seller of any covenant or agreement of Seller in this Agreement that, in either case, (x) would result in the failure of a condition set forth in Section 7.2(b) or Section 7.2(c) and (y) which is not curable or, if curable, is not cured upon the occurrence of the earlier of (1) the 30th day after written notice thereof is given by Purchaser to Seller and (2) the day that is five Business Days prior to the End Date, provided that Purchaser may not terminate this Agreement pursuant to this Section  9.1(d) if Purchaser is in material breach of this Agreement.

9.2               Effect of Termination.

In the event of the termination of this Agreement pursuant to Section 9.1 by Purchaser, on the one hand, or Seller, on the other hand, written notice thereof shall forthwith be given to the other party specifying the provision hereof pursuant to which such termination is made, and this Agreement shall be terminated and become void and have no effect and there shall be no Liability hereunder on the part of Seller or Purchaser, except that this Article IX (Termination) and Article X (Miscellaneous) shall survive any termination of this Agreement. Nothing in this Section 9.2 shall relieve or release any party to this Agreement of any Liability or damages (which the parties hereto acknowledge and agree shall not be limited to reimbursement of expenses or out-of-pocket costs, and may include to the extent proven the benefit of the bargain lost (taking into consideration relevant matters, including other combination opportunities and the time value of money) arising out of such party’s material breach of any provision of this Agreement).

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Article X

MISCELLANEOUS

10.1           Expenses.

Except as otherwise provided in this Agreement, whether or not the Closing occurs, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby will be paid by the party incurring such costs and expenses.

10.2           Extension; Waiver.

Subject to the express limitations herein, the parties hereto may (a) extend the time for the performance of any of the obligations or other acts of the other party hereto, (b) waive any inaccuracies in the representations and warranties contained herein by the other party or in any document, certificate or writing delivered pursuant hereto by such other party or (c) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of any party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed by or on behalf of such party. No failure or delay on the part of any party hereto in the exercise of any right hereunder shall impair such right or be construed as a waiver of, or acquiescence in, any breach of any representation, warranty, covenant or agreement herein, nor shall any single or partial exercise of any such right preclude other or further exercise thereof or of any other right.

10.3           Notices.

Except as otherwise provided herein, all notices, requests, claims, demands, waivers and other communications hereunder shall be in writing and shall be delivered by hand or overnight courier service, mailed by certified or registered mail or sent by email transmission (in the case of email transmission, with copies by overnight courier service or registered mail) to the respective parties as follows (or, in each case, as otherwise notified by any of the parties hereto) and shall be effective and deemed to have been given (i) immediately when sent by email between 9:00 A.M. and 6:00 P.M. (New York City time) on any Business Day (and when sent outside of such hours, at 9:00 A.M. (New York City time) on the next Business Day) and (ii) when received if delivered by hand or overnight courier service or certified or registered mail on any Business Day:

(a)                If to DHX or Seller, to:

DHX SSP Holdings LLC
c/o DHX Media Ltd.
1478 Queen Street
Halifax, Nova Scotia B3J 2H7
Attention: Mark Gosine
email: mark.gosine@dhxmedia.com

with a copy (which shall not constitute notice or service of process) to:

Bryan Cave Leighton Paisner LLP
120 Broadway, Suite 300
Santa Monica, CA 90401
Attention: David Andersen
email: dgandersen@bclplaw.com

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(b)                If to Purchaser to:

Sony Music Entertainment (Japan) Inc.
4-5 Rokubancho Chiyoda-ku
Tokyo, 102-8353 Japan
Attention: Ken Ohtake
email: ken.ohtake@sonymusic.co.jp

with a copy (which shall not constitute notice or service of process) to:

O’Melveny & Myers LLP
1999 Avenue of the Stars, 8th Floor
Los Angeles, CA 90067
Attention: Bruce Tobey; Scott Sugino
email: btobey@omm.com; ssugino@omm.com

Notices sent by multiple means, each of which is in compliance with the provisions of this Agreement will be deemed to have been received at the earliest time provided for by this Agreement.

10.4           Entire Agreement.

This Agreement, together with the Exhibits hereto, the Seller Disclosure Letter and the Purchaser Disclosure Letter, and the other Transaction Documents contain the entire understanding of the parties hereto with respect to the subject matter contained herein and supersedes all prior agreements and understandings, oral and written, with respect thereto, other than the Confidentiality Agreement. This Section 10.4 shall not be deemed to be an admission or acknowledgement by any of the parties hereto that any prior agreements or understandings, oral or written, with respect to the subject matter hereof exist, other than the Confidentiality Agreement.

10.5           Binding Effect; Benefit; Assignment.

This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors or permitted assigns, and no other Person not party to this Agreement shall be entitled to the benefits hereunder. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto without the prior written consent of the other party. Notwithstanding the foregoing, Purchaser may, without such consent, assign this Agreement or any of its rights, interests or obligations hereunder (whether prior to or subsequent to the Closing) to any of its Affiliates; provided that, in the event of any such assignment, Purchaser shall remain liable for all of its obligations hereunder.

10.6           Amendment and Modification.

This Agreement may not be amended except by a written instrument executed by the parties to this Agreement.

10.7           Counterparts.

This Agreement may be executed in several counterparts, each of which shall be deemed to be an original, and all of which together shall be deemed to be one and the same instrument. Signed counterparts of this Agreement may be delivered by facsimile or email and by scanned ..pdf image.

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10.8           Applicable Law.

THIS AGREEMENT AND THE LEGAL RELATIONS BETWEEN THE PARTIES HERETO SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE WITHOUT REGARD TO THE CONFLICT OF LAWS RULES THEREOF. THE STATE OR FEDERAL COURTS LOCATED WITHIN NEW YORK COUNTY IN THE STATE OF NEW YORK SHALL HAVE EXCLUSIVE JURISDICTION OVER ANY AND ALL DISPUTES BETWEEN THE PARTIES HERETO, WHETHER IN LAW OR EQUITY, ARISING OUT OF OR RELATING TO THIS AGREEMENT AND THE AGREEMENTS, INSTRUMENTS AND DOCUMENTS CONTEMPLATED HEREBY AND THE PARTIES CONSENT TO AND AGREE TO SUBMIT TO THE EXCLUSIVE JURISDICTION OF SUCH COURTS. EACH OF THE PARTIES HERETO HEREBY WAIVES AND AGREES NOT TO ASSERT IN ANY SUCH DISPUTE, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY CLAIM THAT (A) SUCH PARTY IS NOT PERSONALLY SUBJECT TO THE JURISDICTION OF SUCH COURTS, (B) SUCH PARTY AND SUCH PARTY’S PROPERTY IS IMMUNE FROM ANY LEGAL PROCESS ISSUED BY SUCH COURTS OR (C) ANY LITIGATION OR OTHER PROCEEDING COMMENCED IN SUCH COURTS IS BROUGHT IN AN INCONVENIENT FORUM. THE PARTIES HEREBY AGREE THAT MAILING OF PROCESS OR OTHER PAPERS IN CONNECTION WITH ANY SUCH ACTION OR PROCEEDING IN THE MANNER PROVIDED IN SECTION 10.3, OR IN SUCH OTHER MANNER AS MAY BE PERMITTED BY LAW, SHALL BE VALID AND SUFFICIENT SERVICE THEREOF AND HEREBY WAIVE ANY OBJECTIONS TO SERVICE ACCOMPLISHED IN THE MANNER HEREIN PROVIDED.

10.9           Severability.

If any term, provision, agreement, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, agreements, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic and legal substance of the transactions contemplated hereby are not affected in any manner materially adverse to any party hereto. Upon such a determination, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in a reasonably acceptable manner in order that the transactions contemplated hereby may be consummated as originally contemplated to the fullest extent possible.

10.10        Specific Enforcement.

The parties agree that irreparable damage would occur if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached or threatened to be breached and that an award of money damages would be inadequate in such event. Accordingly, it is acknowledged that the parties shall be entitled to equitable relief without proof of actual damages, including an Order for specific performance, to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement (including any Order sought by Seller to cause Purchaser to perform its agreements and covenants contained in this Agreement), in addition to any other remedy to which they are entitled at law or in equity as a remedy for any such breach or threatened breach. Each party further agrees that neither the other party nor any other Person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 10.10, and each party hereto irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument. Each party further agrees that the only permitted objection that it may raise in response to any action for equitable relief is that it contests the existence of a breach or threatened breach of this Agreement.

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10.11        Waiver of Jury Trial.

EACH OF THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES, AND SHALL CAUSE ITS SUBSIDIARIES AND AFFILIATES TO WAIVE, ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

10.12        Rules of Construction.

The parties hereto agree that they have been represented by counsel during the negotiation and execution of this Agreement and have participated jointly in the drafting of this Agreement and, therefore, waive the application of any Law, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

10.13        Headings.

The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

10.14        Confidentiality.

Each of Seller and its Affiliates, on the one hand, and Purchaser and its Affiliates, on the other hand, (the “Receiving Party”) shall treat any information received by it regarding the other party (such other party, the “Disclosing Party”), whether prepared by the Disclosing Party, its advisors or otherwise, which has been or will be furnished to the Receiving Party at any time prior to the Closing (collectively, the “Confidential Information”) as confidential and use the same degree of care, but not less than a reasonable degree of care, to prevent the unauthorized use, dissemination or publication of the Confidential Information as the Receiving Party uses to protect its own confidential information of a like nature; provided, however, that any of the Confidential Information may be disclosed to the Receiving Party’s directors, officers, employees and advisors who need to know such information for purposes of evaluating, negotiating or consummating the transactions contemplated hereby (it being understood that such directors, officers, employees and advisors will be informed by the Receiving Party of the confidential nature of such information and shall be directed by the Receiving Party to treat such information confidentially in accordance with the terms of this Section 10.14). As used herein, the term “Confidential Information” does not include information which (i) is or becomes generally available to the public other than as a result of a disclosure by the Receiving Party or its advisors, (ii) becomes available to the Receiving Party on a non-confidential basis from a source other than the Disclosing Party, its Affiliates or advisors, provided that such source is not known by the Receiving Party to be bound by a confidentiality agreement with or other obligation of secrecy to the Disclosing Party, its Affiliates or another party, (iii) is required to be disclosed by applicable Law or regulations of any applicable stock exchange or (iv) is subsequently developed independently by employees of the Receiving Party who have not had access to the Confidential Information. The Receiving Party further agrees to provide reasonable prior notice to the Disclosing Party and will request a protective order if it is required to reveal the Confidential Information under a subpoena, court order or other operation of law (except in connection with the approvals set forth in Section 7.2(d) of the Seller Disclosure Letter).

[Remainder of Page Intentionally Left Blank]

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IN WITNESS WHEREOF, Seller and Purchaser have caused this Agreement to be duly executed by their respective officers thereunto duly authorized, all as of the date first above written.

DHX SSP Holdings LLC

By:	signed “Mark Gosine”
Name: Mark Gosine
Title: Manager

Solely for purposes of Section 3.3:

DHX MEDIA LTD.

By:	signed “Michael Donovan”
Name: Michael Donovan
Title: Chief Executive Officer

[Signature Page to Membership Interest Purchase Agreement]

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IN WITNESS WHEREOF, Seller and Purchaser have caused this Agreement to be duly executed by their respective officers thereunto duly authorized, all as of the date first above written.

Sony Music Entertainment (Japan) Inc.

By:	signed “Michinori Mizuno”
Name: Michinori Mizuno
Title: Chief Executive Officer

[Signature Page to Membership Interest Purchase Agreement]

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[* - Exhibits redacted as commercially sensitive information]

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